
13001367


SEC MAIL PROCESSING
RECEIVED
APR 18 2013
WASH, D.C.
193
SECTION

WILLDAN | extending your reach



Annual Report and Form 10-K

for the Year Ended December 28, 2012

To Our Stockholders:

2012 was a year of mixed results for Willdan.

Our Energy business has grown nicely over the past few years, although 2012 saw a drop in revenue as our major energy contracts were recompeted and ramped down. The primary reason for the revenue drop was the decline of our pass through or subcontractor costs. Going forward we will ramp up the new contract with self-performing installation services that will have a margin associated with it. A goodwill impairment was triggered that resulted in a $15 million non-cash write off. However, our success on contract recompetes has been good, and we expect our Energy business to ramp up again in 2013 and continue as a critical contributor to Willdan's long-term growth.

Our win with NYSERDA (New York State Energy Research and Development Authority) has opened a significant opportunity for Willdan to provide services for buildings, and we have new contracts with data centers in Ohio and Illinois. We also have new contracts with schools for energy efficiency programs in California. The schools program with Southern California Edison is especially important given that California is allocating $2.5 billion of funding over five years to energy efficiency through Senate Bill 39. Our Energy business has expanded its energy efficiency services lines to include HVAC, refrigeration, medical laboratories and healthcare facilities.

Over the past few years, and again in 2012, our Engineering business was driven primarily by an increase in outsourced staff positions as budget-constrained cities in California struggled to find cost effective and efficient ways to staff city departments. We are seeing encouraging signs of recovery including an increase in building permits in the cities we have traditionally served. During the downturn we also entered the transportation market. We are bidding on a number of transportation projects and hope to have some new wins to announce in the year ahead.

During 2012 we continued to diversify our Financial Services business in terms of both the geographies we serve and the services we provide. We made key hires in Washington, D.C. and Florida. We believe this business is now positioned to capitalize on a recovering economy.

Our Homeland Security business was flat in 2012. We have several opportunities that we are pursuing in 2013 including expanding their services to outsourcing for local governments.

All told, we believe all of our business lines are well positioned for profitability in 2013. We expect that energy services will be the key driver for growth as our country continues to move toward energy independence.

I would like to thank our stockholders, employees and clients for their support and confidence.

Sincerely,



Thomas D. Brisbin
President and Chief Executive Officer

REVENUE


120.0M
80.0M
40.0M
.0M
$73.20M
$61.60M
$77.90M
$107.20M
$93.40M
2008
2009
2010
2011
2012
3%
19%
11%
67%
FY 2008
4%
11%
36%
49%
FY 2012
Legend
Engineering Services
Energy Efficiency Services
Public Finance Services
Homeland Security Services

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 28, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-33076

WILLDAN GROUP, INC.

(Exact name of registrant as specified in its charter)


SEC MAIL
RECEIVED
PROCESSING
APR 18 2013
193
SECTION

Delaware	**14-1951112**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2401 East Katella Avenue, Suite 300, Anaheim, California	**92806**
(Address of principal executive offices)	(Zip Code)

(800) 424-9144
(Registrant's telephone number, including area code)

Common Stock, $0.01 par value	**NASDAQ Global Market**
(Title of class)	(Name of exchange)

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as reported on the NASDAQ Global Market, as of the last business day of the registrant's most recently completed second fiscal quarter was $9.3 million.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

On March 22, 2013, 7,335,365 shares of the registrant's common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates information by reference from the registrant's definitive proxy statement for the 2013 Annual Meeting to be filed on or prior to 120 days after the end of our fiscal year.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

We are a provider of professional technical and consulting services to public agencies at all levels of government, public and private utilities, and commercial and industrial firms. We enable these entities to provide a wide range of specialized services, without having to incur and maintain the overhead necessary to develop staffing in-house. We assist our clients with a broad range of complementary services relating to:

- Engineering and Planning;
- Energy Efficiency and Sustainability;
- Economic and Financial Consulting; and
- National Preparedness and Interoperability.

We operate our business through a network of offices located primarily in California and New York. We also have operations in Arizona, Florida, Texas, Washington and Washington, DC. As of December 28, 2012, we had a staff of 534 which includes licensed engineers and other professionals. Based on our 2011 revenue, we ranked 109 out of 500 top design firms in Engineering News-Record's 2012 Design Survey. Historically, our clients have been public agencies in communities with populations ranging from 10,000 to 300,000 people. We believe communities of this size are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. We also provide services to public and private utilities that service major metropolitan communities and commercial and industrial firms, particularly in connection with our energy efficiency and sustainability services. We seek to establish close working relationships with our clients and expand the breadth and depth of the services we provide to them over time.

While we currently serve communities throughout the country, our business with public agencies is concentrated in California and Arizona. We provide services to approximately 57% of the 482 cities and approximately 52% of the 58 counties in California. We also serve special districts, school districts, a range of public agencies and private industry. Our business with public and private utilities is concentrated in California and New York.

In fiscal 2008 and 2009, general economic conditions declined due to a number of factors including slower economic activity, a lack of available credit, decreased consumer confidence and reduced corporate profits and capital spending, leading to a slowdown in construction, particularly residential housing construction, in the western United States. As a result of this slowdown, both our Engineering Services segment and Public Finance Services segment suffered declines in revenue and operating margin compression. While economic conditions improved from fiscal 2010 through 2012, the recovery has been slow, particularly with regard to our traditional engineering services and public finance services. While our profitability increased in fiscal 2010 and 2011 as a result of increased revenue from our Energy Efficiency Services segment, our profitability in fiscal 2012 was severely impacted by a goodwill impairment charge related to that segment. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

We were founded in 1964 and Willdan Group, Inc., a Delaware corporation, was formed in 2006 to serve as our holding company. We consist of a family of wholly owned companies that operate within the following segments for financial reporting purposes:

Engineering Services. Our Engineering Services segment includes the operations of our subsidiaries, Willdan Engineering and Public Agency Resources ("PARs"). Willdan Engineering provides civil engineering-related and city planning services, geotechnical and other engineering consulting services to our clients. PARs primarily provides staffing to Willdan Engineering. Contract revenue for the Engineering Services segment represented approximately 36% and 32% of our overall consolidated contract revenue for fiscal years 2012 and 2011, respectively.

Energy Efficiency Services. Our Energy Efficiency Services segment consists of the business of our subsidiary, Willdan Energy Solutions, which offers energy efficiency and sustainability consulting services to utilities, public agencies and private industry. This segment is currently our largest segment based on contract revenue, representing approximately 49% and 54% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.

Public Finance Services. Our Public Finance Services segment consists of the business of our subsidiary, Willdan Financial Services, which offers economic and financial consulting services to public agencies. Contract revenue for the Public Finance Services segment represented approximately 11% and 9% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.

Homeland Security Services. Our Homeland Security Services segment consists of the business of our subsidiary, Willdan Homeland Solutions, which offers national preparedness and interoperability services and communications and technology solutions. Contract revenue for our Homeland Security Services segment represented approximately 4% and 5% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.

Our Markets

We provide engineering and planning, energy efficiency, economic and financial consulting and national preparedness and interoperability services primarily to public agencies and utilities, as well as private utilities and firms. We believe the market for these privatized governmental services is, and will be, driven by a number of factors, including:

- Population growth, which leads to a need for increased capacity in government services and infrastructure;
- Demand by constituents for a wider variety of services;
- Increased demand for services and solutions that provide energy efficiency, sustainability, water conservation and renewable energy in both the public and private sectors;
- The creation of new municipalities and the growth of smaller communities, which creates the need to obtain highly specialized services without incurring the costs of hiring permanent staffing and the associated support structure;
- The deterioration of local infrastructures, especially in aging areas; and
- Government funding programs, such as federal homeland security grants and various state legislation, that provide funds for local communities to provide services to their constituents.

Engineering and Planning Services

Engineering and planning services encompass a variety of disciplines associated with the design and construction of public infrastructure improvements. We expect continued population growth in California and other western states to place a significant strain on the infrastructure in those areas, driving the need for both new infrastructure and the rehabilitation of aging structures. Federal, state and local governments have responded to this need by proposing an increase in their funding of infrastructure related activities, and voters in California and Arizona have, in recent years, passed sales tax increases to fund transportation improvements.

Energy Efficiency and Sustainability Services

In response to an increased awareness of global warming and climate change issues, private industry and public agencies are increasingly seeking out cost-effective, turn-key solutions that provide innovative energy efficiency, renewable, water conservation and sustainability services. State and local governments are frequently turning to specialized resource conservation firms to strike the balance between environmental responsibility and economic competitiveness. Consultants have the expertise to develop efficient and cost effective solutions. The use of energy efficiency services, including audits, program design, benchmark analysis, metering and partnerships provides government agencies, utilities and private firms with the ability to realize long-term savings.

Economic and Financial Consulting

Public agencies must raise the necessary funding to build, improve and maintain infrastructure and to provide services to their local communities. While tax revenues are a primary source of funding, in California there are property tax and spending limits that curtail the generation of these funds. Alternatives include the issuance of tax-exempt securities; the formation of special financing districts to assess property owners on a parcel basis for infrastructure and public improvements, such as assessment districts and community facilities districts (known as Mello-Roos districts in California); the implementation of development impact fee programs that require developers to bear the cost of the impact of development on local infrastructure; user fee programs that pass costs along to the actual users of services; optimization of utility rates; and special taxes enacted by voters for specific purposes.

Public agencies frequently contract with private consultants to provide the advance studies, manage the processes and provide the administration necessary to support these methods. Consultants have the expertise necessary to form the special financing districts and produce an impact fee study used to develop a schedule of developer fees. Privatized services are also utilized to implement the programs or revised rate schedules, and in the case of special financing districts, administer the districts through the life of the bonds. Consultants also frequently provide the services necessary to comply with federal requirements for tax-exempt debt, such as arbitrage rebate calculations and continuing disclosure reports. Use of such services allows public agencies to capitalize on innovative public finance techniques without incurring the cost of developing in-house expertise.

Homeland Security, National Preparedness and Interoperability Services

After September 11, 2001, the need to protect civil infrastructure and implement additional security measures became a priority at all levels of government. In addition to the threat of terrorism, Hurricanes Katrina and Rita and Superstorm Sandy highlighted the vulnerability of our country's infrastructure to natural disasters, while the Deepwater Horizon oil spill along the Louisiana Gulf Coast emphasized the need for disaster preparedness. These events placed an increased burden on local and regional public agencies to be prepared to respond. In addition to fire and safety personnel, agencies responsible for the physical safety of infrastructure elements, such as water and wastewater systems, ports and airports, roads and highways, bridges and dams, are under increased pressure to prepare for natural and man-made disasters. Accordingly, the federal government now considers public works staff members to be "first responders" to such incidents and we believe that agencies are allocating resources accordingly.

For fiscal year 2012, under the Department of Homeland Security Grant Program ("HSGP"), the federal government provided approximately $831 million to the states, which in turn disbursed these funds to local law enforcement and other agencies. The federal Department of Homeland Security ("DHS"), designated 31 metropolitan areas throughout the country to receive almost half of the HSGP funds through a program called the DHS Urban Areas Security Initiative, or UASI. Designated UASI metropolitan areas include eight metropolitan areas in California and the Phoenix, Arizona; Tucson, Arizona; Denver, Colorado; and Las Vegas, Nevada metropolitan areas.

Our Services

We specialize in providing professional technical and consulting services to public agencies, utilities and private industry. Our core client base is composed of cities, counties, special districts, other local and state agencies, tribal governments, public and private utilities and commercial and industrial firms.

We are organized to profitably manage numerous small to mid-size contracts at the same time. Our contracts can range from $1,000 to over $5,000,000 in contract revenue. Our project contracts typically have a duration of less than 12 months, although we have city services contracts that have been in effect for over 30 years. At December 28, 2012, we had approximately 1,350 open projects.

We offer services in four segments: Engineering Services, Energy Efficiency Services, Public Finance Services, and Homeland Security Services. The interfaces and synergies among these segments are key elements of our strategy. Management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. The following table presents, for the years indicated, the approximate percentage of our consolidated contract revenue attributable to each segment:

	Fiscal Year		
	2012	2011	2010
Engineering Services	36%	32%	42%
Energy Efficiency Services	49%	54%	38%
Public Finance Services	11%	9%	13%
Homeland Security Services	4%	5%	7%

See Note 13—"Segment Information" for additional segment information.

Engineering Services

We provide a broad range of engineering-related services to the public sector and limited services to the private sector. In general, contracts for engineering services (as opposed to construction contracts) are awarded by public agencies based primarily upon the qualifications of the engineering professional, rather than the proposed fees. We have longstanding relationships with many of these agencies and are recognized as an engineering consultant with relevant expertise and customer focused services. A substantial percentage of our engineering-related work is for existing clients that we have served for many years.

Our engineering-related services are described individually below:

Building and Safety. Our building and safety services range from managing and staffing an entire municipal building department to providing specific outsourced services, such as plan review and field inspections. Other aspects of this discipline include performing accessibility compliance and providing disaster recovery teams, energy compliance evaluations, permit processing and issuance, seismic retrofitting programs, and structural plan review. Many of our building and safety services engagements are with municipalities and counties where we supplement the capacity of in-house staff.

City Engineering. We specialize in providing engineering services tailored to the unique needs of municipalities. City engineering can range from staffing an entire engineering department to carrying out specific projects within a municipality, such as developing a pavement management program or reviewing engineering plans on behalf of a city. This service is the core of our original business and was the first service offered when we were founded.

Code Enforcement. We assist municipalities with the development and implementation of neighborhood preservation programs and the staffing of code enforcement personnel. Our code enforcement and neighborhood preservation services include reviewing, studying and analyzing existing programs, developing and implementing community educational programs, developing ordinances and writing grant proposals, and providing project managers and/or supervisors.

Development Review. We offer development plan review and inspection service to clients throughout California and the Southwest. Our experience in plan review and inspection includes ADA compliance, preliminary and final plats (maps), grading and drainage, complete infrastructure improvements for residential site plans, commercial site plans, industrial developments, subdivision, and major master planned developments. Our development review services include grading plans, street lighting and traffic signal plans, erosion control plans, storm drain plans, street improvement plans, sewer water and utility plans.

Disaster Recovery. We provide disaster recovery services to cities, counties and local government. Our experience in disaster recovery includes assisting communities in the disaster recovery process following earthquakes, firestorms, mudslides and other natural disasters. We typically organize and staff several disaster recovery centers which function as "one-stop permit centers" which guarantee turn-around performance for fast-track plan checking and inspection services. In addition, we have experience in dealing with street and storm drain clean-up, replacement or repair of damaged storm drains, streets, and bridges, debris management and preparation and implementation of a near-term erosion and sediment control program.

Environmental Engineering. We provide environmental consulting and remediation services to cities, counties, and local governments. Our environmental services encompass many technical disciplines and programs, including environmental assessments and audits, environmental characterization and assessment, soil and groundwater investigations and information technology services.

Geotechnical. Our geotechnical and earthquake engineering services include soils engineering, earthquake and seismic hazard studies, geology and hydrogeology engineering, and construction inspection. We operate a licensed, full-service geotechnical laboratory at our headquarters in Anaheim, California, which offers an array of testing services, including construction materials testing and inspection.

Landscape Architecture. We assist public agencies in the design and planning of parks and recreation developments, as well as redevelopment and community-wide beautification plans. Our services in the area of landscape architecture include design, landscape management, urban forestry and planning. Specific projects include park design and master planning, bidding and construction documents, water conservation plans, urban beautification programs, landscape maintenance management, site planning, and assessment district management.

Planning. We assist communities with a full range of planning services, from the preparation of long-range policy plans to assistance with the day to day operations of a planning department. For several cities, we provide contract staff support. We provide environmental documentation services (including National Environmental Policy Act (NEPA), California Environmental Quality Act (CEQA) and Environmental Impact Report (EIR) compliance and document preparation), mitigation monitoring programs and third party environmental review. We also provide urban planning and design services focused on investigation of specific planning and design issues and the formulation of plans, policies, and strategies for communities as a whole or for specific study areas. Typical assignments include land use studies, development of specific plans or general plan elements, design guidelines, and zoning ordinances. Our urban planning services include assisting communities with the implementation of general plans, land use enforcement, capital improvement planning, community development and redevelopment programs, and economic development strategies. We typically perform the development services function for emerging and newly incorporated cities.

Program and Construction Management. We provide comprehensive program and construction management services to our public-sector clients. These services include construction administration, inspection, observation, labor compliance, and community relations, depending on the client's needs and the scope of the specific project. Our construction management experience encompasses projects such as streets, bridges, sewers and storm drains, water systems, parks, pools, public buildings, and utilities.

Contract Staff Support Services. We provide cities and counties with both interim and long-term contract staff support services, including capital improvement planning, contract administration and code enforcement management. Public agencies have contracted with us when it is not cost-effective to have a full-time engineer on staff; to relieve peak workload situations; or to fill vacant positions during a job search. We have also provided small or newly incorporated cities with the functions of entire departments, such as building and safety, engineering, planning, or public works. In other instances, public agencies have retained our personnel to serve as city engineers, building officials, case planners, public works directors, or project managers for large or unusually complex projects.

Structures. Our structural engineering services include bridge design, bridge evaluation and inspection, highway and railroad bridge planning and design, highway interchange design, railroad grade separation design, bridge seismic retrofitting, building design and retrofit, sound wall and retaining wall design, and planning and design for bridge rehabilitation and replacement.

Survey. Our surveying and mapping services include major construction layout, design survey, topographic survey, aerial mapping, Geographic Information Systems (GIS), and right-of-way engineering.

Traffic. We specialize in providing traffic engineering and planning services to governmental agencies. Our services range from responding to citizen complaints to designing and managing multimillion dollar capital improvement projects. Traffic engineering services include serving as the contract city traffic engineer in communities, as well as performing design and traffic planning projects for our clients. These services and projects include parking management studies, intersection analyses and improvements, traffic impact reports, and traffic signal and control systems. We develop geometric design and channelization, traffic signal and street lighting plans, parking lot designs, and traffic control plans for construction.

Transportation. Our engineers design streets and highways, airport and transit facilities, freeway interchanges, high-occupancy vehicle lanes, pavement reconstruction, and other elements of city, county, and state infrastructure. Our transportation engineering services cover a full spectrum of support functions, including right of way, utility relocation, landscape, survey and mapping, geographic information systems, public outreach, and interagency coordination. These services are typically provided to local public works agencies, planning and redevelopment agencies, regional and state transportation agencies and commissions, transit districts, ports, railroads, and airports.

Water Resources. We assist clients in addressing the many facets of water development, treatment, distribution and conservation, including energy savings, technical, financial, legal, political, and regulatory requirements. Our core competencies include hydraulic modeling, master planning, rate studies and design and construction services. Our design experience includes reservoirs, pressure reducing stations, pump and lift stations, and pipeline alignment studies, as well as water/wastewater collection, distribution, and treatment facilities. We also provide a complete analysis and projection of storm flows for use in drainage master plans and for individual storm drain systems to reduce flooding in streets and adjacent properties. We design open and closed storm drain systems and detention basin facilities, for cities, counties and the Army Corp of Engineers.

Representative Projects. The following are examples of typical projects we have in the Engineering Services segment:

- *City of Elk Grove.* We partnered with the City of Elk Grove, a community of more than 140,000 located just south of Sacramento, California, to provide city engineering, municipal, and operational services, as well as public works management consulting services for the city's Public Works Department. Our involvement with Elk Grove dates back to before the city's incorporation in 2000. In 2010, the City Council opted for contracting with a single vendor instead of multiple vendors to provide public works services and selected Willdan to assist them in developing a new model that offers a better balance of experienced and cost-effective labor, provides checks and balances to ensure the efficient delivery of quality services and positions the Public Works Department for successful service management and delivery as the city continues to grow in population and complexity. We are providing the city with the service commitment of a fully staffed public works/city engineering department. At the city's request, we have expanded our role and now provide all public infrastructure maintenance services. We have procured and executed contracts with a select group of specialty firms to provide these services. We will manage this team to maintain roadway, storm drain and drainage facilities, traffic signal and street lighting outages, street signs and pavement markings, graffiti abatement, and other field services such as emergency hazard material spill response.
- *City of Long Beach.* For over nine years, we have been providing the City of Long Beach with a range of on-call services including construction management, public works observation, building and safety, and materials testing services relating to various public works projects throughout the city. We manage and inspect approximately $40 million worth of publicly funded projects per year including paving, street repairs, sewers, bridges, storm drains, slurry seals, airport runway repair at the Long Beach Airport, alley improvement projects, and tenet improvements to city owned buildings and other appurtenant work. In addition to our construction management and inspection services, we have provided public outreach services for many of the city's high profile public works projects such as the city's recent award winning Downtown Bike Lane Project, Long Beach Boulevard Reconstruction Project, and Atlantic Boulevard through Bixby knolls.
- *Los Angeles County Metropolitan Transportation Authority (MTA).* We teamed with another engineering firm to execute an engineering and design services project for the Los Angeles MTA. The project included the construction of a Bus Rapid Transit (BRT) line that extends four miles north from Metro Orange Line Canoga Station to the Metrolink Chatsworth Station and the construction of four new stations at Sherman Way, Roscoe Boulevard, Nordhoff Street and Chatsworth Train Depot. This dedicated busway offers improvements to north-south mobility in the western San Fernando Valley by connecting activity centers along the corridor and extending the Metro Orange Line to connect with Metrolink. Other benefits include faster travel times, improved bus connections, and better access to destinations throughout Los Angeles County.
- *City of Los Angeles.* We are providing construction management support services to the City of Los Angeles Bridge Program under a master task order contract for five bridges. Our construction support services on each of the five projects includes providing daily on-site resident engineering service, visiting the project sites and providing technical support when requested, and providing remote technical support from the office. Technical support services include bridge engineering, geotechnical engineering, cost estimating, and project scheduling services. The project is expected to be completed in December 2013.
- *L.A. County Department of Public Works (LACDPW).* We have been providing a variety of on-call services to LACDPW for over 10 years. Most recently, we prepared a flood risk

mitigation alternatives study to begin the process of mitigating increased flood risks identified by the Los Angeles County Flood Control District (LACFCD) along Compton Creek and Dominguez Channel. The study identified, analyzed, and ranked alternative solutions to address hydraulic deficiencies discovered by the LACFCD. In addition, the study analyzed combinations of alternative solutions that address the flood control issues and incorporate multi-use benefit components that improve water conservation with input from the LACFCD and watershed stakeholders. We were also contracted to provide engineering services related to a Sediment Placement Site (SPS) for La Tuna Canyon. The purpose of the proposed project is to ultimately provide storage for approximately nine million cubic yards of fill material as an SPS. The conceptual grading phase, will determine the feasibility of implementing an SPS at this site and identify any major constraints to completing the ultimate grading and staged grading for the project.

- *Town of Florence.* We have been providing a range of services to the town of Florence. We were hired to perform the building safety, civil plan review and inspection for the 100,000 square foot $24 million hospital facility, a single-story medical complex providing a 22-bed emergency department, a 20-bed multi-organized service unit and an 18-bed correctional unit. Drainage improvements include the complete removal and replacement of roadways in Phase I of Florence Gardens, including curbs, sidewalks, driveways, valley gutters and asphalt. As District engineer, we prepare the modification of mapping and assessment diagrams and reviews of legal descriptions, title reports, cost estimates, and boundary maps associated with parcel modification within the district. As District Administrator, we oversee the administration of the semi-annual billings for the special assessment districts, which includes delinquency management and pay-off computations. As Superintendent of Streets, we prepare the warrants and accepts the District Treasurers return, modifying assessments and releasing the assessment roles.
- *City of La Cañada Flintridge.* We are providing a range of services, including civil and structural design services, funding coordination, environmental services, regulatory permitting and construction support. We have served as City Traffic Engineer for the City of La Cañada Flintridge since 2000. The project includes handling all general traffic engineering concerns within the city, such as reviewing traffic impact studies, preparing and reviewing traffic signal and striping plans, performing stop sign and safety analyses, preparing and presenting Commission and Council reports, conducting field investigations, investigating citizen requests and supervising city staff in the performance of these duties. We are also providing professional traffic engineering design services for the West Foothill Bikeway Project. The project will accommodate a Type II bike lane along Foothill Boulevard from West City Limit to Alta Canyada Road and Alta Canyada Road from Foothill Boulevard to Descanso Drive. We provided professional engineering services to design two new raised crosswalks on Cornishon Avenue and four electronic speed awareness signs as part of a state Safe Routes to School grant. The project included field survey, civil design and related project management for the preparation of plans, specifications and cost estimate.
- *City of Ridgecrest.* We provided resident engineer, Caltrans local assistance liaison, and quality assurance testing services for a federally funded project to reconstruct the AC pavement roadway on College Heights Boulevard between Franklin Avenue and Javis Avenue. We also provided bid support, construction management, and full time inspection services. In addition, we handled all aspects of the federal aid assistance process. Additionally, we provided resident engineer, inspection, and quality assurance testing services for a Proposition 1B funded project to rehabilitate the existing asphalt concrete pavement on Drummond Avenue between Norma Street and China Lake Boulevard. We are also providing resident engineer, inspection, and quality assurance testing services for a state-legislated Safe Routes to school improvement project near James Monroe Middle School.

Energy Efficiency Services

In fiscal 2008, we acquired our subsidiary, Willdan Energy Solutions ("WES"), formerly known as Intergy. WES is an energy efficiency and sustainability consulting firm that provides specialized, innovative services in energy, water, and resource management to businesses, utilities, state agencies, municipalities, and non-profit organizations. Our experienced engineers and staff develop efficient and cost-effective approaches within all phases of projects. WES energy efficiency services include comprehensive surveys, program design, benchmarking analysis, and metering.

Our range of energy efficiency services are described below:

Energy Efficiency. We provide complete energy efficiency consulting and engineering services, including: program design, management and administration; marketing, customer outreach, and project origination; energy audits and feasibility analyses; retro-commissioning; implementation contractor recruitment, training and management; data management and reporting; retro-commissioning services; and measurement and verification services.

Sustainability. We assist clients (including utilities, schools and private companies) in developing and managing facilities and infrastructures through a holistic, practical approach to sustainability. Our services in the area of sustainability cover renewable energy, master plans, Leadership in Energy and Environmental Design (LEED) certification for buildings, Green House Gas (GHG) reduction strategies, and the development of California Assembly Bill No. 811 (AB-811) projects.

Climate Action Plans. We assist governmental clients with the development and implementation of climate action plans. These plans include energy efficiency, water conservation, land development, renewable, and GHG reduction strategies.

Representative Projects. The following are examples of typical ongoing projects we have in the Energy Efficiency Services segment:

- *Consolidated Edison Company of New York.* We serve as Consolidated Edison's program manager and implementer for its Small Business Direct Install (SBDI) Program in New York City. The Program helps small businesses achieve energy efficiency and financial savings, offering both free and cost-shared energy efficiency retrofits, including installation of high-efficiency lighting; heating, ventilation, and air conditioning; and refrigeration energy conservation measures. As the program implementer, we are responsible for: moving a high volume of projects from survey to retrofit; tracking, analyzing, and reporting on project status and program data; and completing installation through self performance and a small group of contractors. After completing the initial contract with Consolidated Edison of New York, WES was awarded a new contract in 2012 to continue the program in Bronx, Brooklyn, and Queens, with the goal of 146 million kWh in energy savings.
- *New York State Energy Research & Development Authority (NYSERDA).* Under the State of New York's Industrial Process Efficiency (IPE) Program we serve as the exclusive energy efficiency contractor for data centers. We are tasked with managing NYSERDA's entire program process, from customer outreach to application to post-installation review, and stimulating energy efficiency investment in the data center sector, which is the fastest-growing energy consumer sector in New York. We have worked with 750 customers and 250 strategic partners to identify and foster over 150 data center projects, with an estimated energy savings of approximately 195 million kWh in New York State.
- *Pacific Gas & Electric (PG&E), Southern California Edison (SCE), and San Diego Gas & Electric (SDG&E) Hospital Energy Efficiency Program (HEEP).* We serve as program administrator for HEEP, which offers turn-key energy efficiency services for hospitals and medical office buildings in the territories of PG&E, SCE, and SDG&E, including acute hospitals (ambulatory surgery

centers licensed under acute hospitals and acute hospital outpatient services); acute psychiatric hospitals; medical or healthcare-related office buildings; chemical dependency recovery hospitals; skilled nursing facilities; free-standing trauma centers; community clinics; convalescent hospitals; and extended care facilities. The two programs are scheduled to deliver a total energy savings of 36.4 million kWh.

- *Pacific Gas & Electric (PG&E) Ozone Laundry Energy Efficiency Program (OLEEP).* OLEEP captures cost-effective natural gas savings for on-premise laundry equipment in hotels and lodging facilities with over 200 rooms, hospitals and residential care facilities, commercial laundry services, and correctional facilities. Our program administration services include facility audits, engineering and financial analysis, contractor bid and selection assistance, and water agency incentive assistance.

- *Southern California Edison (SCE) and San Diego Gas & Electric (SDG&E) Lodging Energy Efficiency Program (LEEP).* LEEP provides customized energy-saving solutions for lodging customers, including full-service development, management, and implementation of energy-savings projects. In the three year program cycle ended in 2012, the program delivered a total energy savings of approximately 31.2 million kWh.

- *Puget Sound Energy (PSE) and Sacramento Municipal Utility District (SMUD) Direct Install Program.* Since July 2011, we have administered and managed PSE and SMUD's Direct Install Program, which offers incentives for small-sized businesses to make energy efficiency upgrades. Typical upgrades include lighting, refrigeration, electric water heating, occupancy sensors, and LED signs. To date, we have delivered saving of approximately 7.4 million kWh to 514 small businesses.

- *Orange & Rockland Utilities (O&R) Lighten Up Program.* We serve as O&R's program manager and implementer for its Lighten Up energy efficiency program. The Program helps small businesses achieve energy efficiency and financial savings, offering both free and cost-shared energy efficiency retrofits, including installation of high-efficiency lighting; heating, ventilation, and air conditioning; and refrigeration energy conservation measures. As the program implementer, we are responsible for moving a high volume of projects from survey to retrofit; tracking, analyzing, and reporting on project status and program data; and completing installation through self performance and a small group of contractors. After completing the initial contract with O&R, we were awarded a new contract in September 2012 to continue the program.

- *Southern California Edison (SCE) Schools Program.* We serviced 280 school facilities across 15 districts in Southern California Edison's territory in 2012, and are continuing to provide these services in 2013. The program encompasses all energy end uses found in an educational environment—from lighting and controls to heating, ventilation, and air conditioning—with the purpose of promoting energy efficiency. We delivered savings of almost 16 million kWh and over 2,000 kW during the initial phase of the project. In light of our performance, including an exemplary safety record in schools, SCE has increased the program budget from $1.5 million to the current budget amount of $8.6 million.

Public Finance Services

We acquired our subsidiary Willdan Financial Services (formerly known as MuniFinancial), a public finance consulting business, in 1999 to supplement the engineering services we offer our clients. In general, we supply expertise and support for the various financing techniques employed by public agencies to finance their operations and infrastructure. We also support the mandated reporting and other requirements associated with these financings. We do not provide underwriting or financial advisory services for municipal securities.

Unlike our Engineering Services business, we often compete for business, at least initially, through a competitive bid process. Agencies competitively bid out services on a regular basis. The new contract terms are generally one, three or five years per contract.

Our services in this segment include the following:

District Administration. We administer special districts on behalf of public agencies. The types of special districts administered include community facilities districts (in California, Mello-Roos districts), assessment districts, landscape and lighting districts, school facilities improvement districts, water districts, benefit assessment districts, fire suppression districts, and business improvement districts. Our administration services include calculating the annual levy for each parcel in the district; billing charges directly or through a county tax roll; preparing the annual Engineer's Report, budget and resolutions; reporting on collections and payment status; calculating prepayment quotes; and providing financial analyses, modeling and budget forecasting.

The key to our District Administration services is our proprietary software package, MuniMagic®: Municipal Administration & Government Information Coordinator, which we developed internally to redefine the way we administer special districts. MuniMagic® is a database management program that maintains parcel data; calculates special taxes, assessments, fees and charges; manages payment tracking; maintains bond-related information in a single, central location; and provides reporting, financial modeling and analysis at multiple levels of detail. MuniMagic® offers a significant competitive advantage in an industry driven by the ability to accurately process extremely large quantities of data. MuniMagic® is also available for licensing by our existing clients. See "—Intellectual Property" for a discussion of the licensing terms.

Financial Consulting. We perform economic analyses and financial projects for public agencies, including:

- Fee and rate studies, such as cost allocation studies and user fee analysis;
- Utility rate analysis for water, wastewater and stormwater;
- Fiscal and economic impact analysis;
- Real estate and market analysis associated with planning efforts, and development fee studies;
- Special district formation, which involves the design, development and initiation of community facilities districts, school facilities improvement districts, assessment districts, landscape and lighting districts, benefit assessment districts, business improvement districts, and fire suppression assessments;
- Proposition 218 studies, assessment balloting, and re-engineering;
- Other special projects, including facility financing plans, formation of new public entities, annexations and incorporations; reassessment engineering and financial analysis for bond offerings or refundings; development and financial projections; and nexus studies between public and private enterprises, including public-private partnerships and the benefits of economic development to municipalities and to state, provincial, regional and national governments.

Federal Compliance. We offer federal compliance services to issuers of municipal securities, which can be cities, towns, school districts, housing authorities and other entities that are eligible to issue tax-exempt securities. Specifically, we provide arbitrage rebate calculations and municipal disclosure services that help issuers remain in compliance with federal regulations. We provide these reports, together with related compliance services such as bond elections, temporary period yield restriction, escrow fund monitoring, rebate payments and refund requests. In terms of continuing disclosure services, we both produce the required annual reports and disseminate those reports on behalf of the issuers. We provide federal compliance services to approximately 640 issuers in 38 states and the District of Columbia on more than 2,500 bond issues totaling over $60 billion in municipal debt.

Representative Projects. Examples of typical projects we have in the Public Finance Services segment include:

- *Metropolitan Washington Airport Authority (MWAA), District of Columbia.* We were selected to provide an Economic Impact Study to quantify the economic impacts generated by passenger, freight and capital development activity at Washington Dulles International Airport, Ronald Reagan Washington National Airport, and MWAA's toll operations and rail construction activity. The measures to be evaluated include the number of jobs, associated labor income, and the personal income, corporate income, and state sales tax revenue effects of the total economic activity attributable to MWAA facility and related expenditures. This study will provide an analytical framework for measuring MWAA's importance in the region's economy and the effect of its investment program.
- *California Statewide Communities Development Authority (CSCDA).* We were hired by CSCDA to provide Property Assessed Clean Energy ("PACE") assessment administration services. These services include maintaining a database of the parcels within each program, establishing and maintaining amortization schedules for each parcel through the term of the lien/loan, submitting the annual assessment levy, reviewing county records to determine which parcels are delinquent, preparing delinquency reports and sending reminder letters to property owners, and providing a toll-free number to field inquiries regarding assessment proceedings and annual installments. Additional services such as preparation of prepayment calculations, preparation of required program documents, review of assessment documentation for each parcel, and the recording of the assessment agreements may be provided as well.
- *City of Kalispell, Montana.* We are engaged by the City of Kalispell, a regional center in Montana, to assist with a market and feasibility study for the Core Area Revitalization Plan. The study will assist in the creation of new development and employment opportunities in central Kalispell. We will develop a comprehensive feasibility study that incorporates an evaluation of current strengths, weaknesses and opportunities for development, as well as guiding parameters for the attraction of development within the project area while addressing the needs of the existing businesses and property owners.
- *City of Lee's Summit, Missouri.* We were selected to develop a comprehensive water and sewer rate study and tap fee analysis for the City of Lee's Summit. The effort was the result of a strategic planning exercise, whereby the City identified the need to address utility system rate structures and levels, and develop rate/financial policies serving as a framework for the cultivation of these new rates. In addition to water and sewer utility user rates, the effort includes reviewing utility system tap fees, and revising them to reflect the City's updated master plan. We will develop a multi-year financial plan allowing the City to meet the goals and objectives established during the strategic planning process.
- *County of Miami Dade County, Florida.* We are serving as the lead financial consultant in the development of a Solid Waste Master Plan for the Department of Solid Waste Management (DSWM) in Miami-Dade County. This engagement will include the development of a comprehensive multi-year financial analysis fully integrating all aspects of the County's proposed Solid Waste Master Plan, including the capital improvement plan. The financial model will provide County decision makers with a decision making tool that will identify feasible options based on broad strategic goals and specific established criteria. The approach includes estimating the financial implications of plan alternatives and their collective impact on DSWM and formulating alternative financial plans necessary for funding proposed developments and programs. This process will allow the County to develop workable solid waste programs and

initiatives as well as efficient facility designs while taking into consideration the anticipated impact to the system's financial health.

- *City of Grand Terrace, California.* We were hired by the City of Grand Terrace to provide interim professional financial and administrative services. In this capacity, we are responsible for the entire financing department. Our duties include: accounts payable; accounts receivable; payroll; investments and banking; budget and accounting; purchasing; business licensing; cashier functions; and fixed assets.

Homeland Security Services

In fiscal 2004, we formed our subsidiary Willdan Homeland Solutions (WHS), formerly known as American Homeland Solutions. WHS provides emergency preparedness planning, emergency preparedness training, emergency preparedness exercises, communications and technology, and water security services that focus on integrating local resources and assets within state and federal systems to cities, counties and related municipal service agencies, such as utility and water companies, as well as school districts, port and transportation authorities, tribal governments and large business enterprises with a need for homeland security related services. We staff our projects in this area with former high-level local and regional public safety officers and focus on solutions tailored for local agencies and their personnel. Our services include the following:

Emergency Preparedness Planning. We design, develop, implement, review, and evaluate public and private agencies' emergency operations and hazard mitigation plans, including compliance and consistency with federal, state and local laws and policies. Plans are tailored to respond to terrorism, intentional acts of sabotage, and natural disasters. We also provide command and control and emergency response training for all types of unusual occurrences. We have developed emergency operations, hazard mitigation, continuity of operations and business continuity and recovery plans for municipal governments, special districts, school districts, and private-industry clients.

Emergency Preparedness Training. We design customized training courses for all aspects of disaster, unusual occurrence and emergency responses. In this regard, we have developed and own several training courses that meet or exceed the requirements for the federal National Incident Management System (NIMS) training. These courses assist clients in meeting their obligations to prepare their staff to utilize the NIMS. Our courses have been approved by California's Commission on Peace Officers Standards and Training, the California Emergency Management Agency, and the Federal National Integration Center, Training and Education Division, formerly the Department of Homeland Security's "Office of Grants and Training."

Emergency Preparedness Exercises. We conduct planning sessions and exercises, including those relating to weapons of mass destruction, large events, mass casualty transportation disasters, terrorism incident response, natural disaster response and recovery, and civil disorder events. We design these exercises for multi-agency involvement so they are fully compliant with the federal government's Homeland Security Exercise and Evaluation Program (HSEEP), the State Emergency Management System (SEMS) for California, and the National Response Framework. Exercises are designed to evaluate and test "first responders" and support personnel, as well as elected officials and agency management.

Communications and Technology. We provide homeland security, public safety, and emergency response capabilities for government and corporate clients that focus on integrating local resources and assets within federal, state, and local systems. Core competencies include requirements development, integration, life cycle analysis, system design, procurement and selection, deployment, interoperability, project management, quality management, assessments, conceptual and final design and gap analysis in the public safety radio land mobile communications and corporate market including broadband networks, commercial cellular test plans, data networks, microwave network planning and related engineering design.

Water Security. We offer National Incident Management System (NIMS) and Incident Command System (ICS) courses specific to water and wastewater agencies. Our instructors and course facilitators have significant experience in water and wastewater security, emergency preparedness, and business continuity. All courses are DHS-certified. Eligible agencies may use DHS-TSGP funds for this approved training.

Representative Projects. Examples of typical Homeland Security Services projects include:

- *New York Mass Transit Authority Training Program (NY MTA).* We were contracted to develop and deliver advanced security and emergency response courses and workshops for NY MTA employees. The NY MTA is the largest public transportation provider in the western hemisphere, serving approximately 14.4 million people. The program covers several NY MTA agencies and course development will include courses like Behavioral Recognition, Counter Terrorism, Evacuation, Emergency Command and Control, Critical Incident Management, Crisis Communications and Leadership. Course delivery is anticipated to include 36,000 MTA students and will continue through 2014.
- *Anaheim/Santa Ana Urban Area Training Services.* Since 2008, Willdan Homeland Solutions has been an integral part of the Anaheim/Santa Ana Urban Area (ASAUA) Regional Homeland Security Training and Exercise Program under three separate contracts (2008-10, 2010-12, and 2012-15). In support of the 2008-2010 exercise program, Willdan delivered 19 training and exercise events that included the revision of the ASAUA Homeland Security Strategy in 2009 and the design and delivery of the 2008 Golden Guardian Functional Exercise—Operation ShakeOut, which collectively was the largest preparedness exercise conducted in U.S. history. The 2010-2012 exercise program included over 17 training and exercise events that included a three-week terrorism prevention exercise for the Orange County Intelligence Analysis Center (OCIAC), which was the first prevention exercise designed and delivered specifically for the OCIAC. The most recent exercise program for 2012-2015 incorporates multi-year training and exercise events focused on three urban area priorities: Emergency Operations Center Management, Mass Casualty Incident Response, and On-Scene Incident Management Operations.
- *Alameda County-Bay Area UASI Training Services.* We were contracted to provide the Alameda County Bay Area Urban Area Security Initiative (UASI) with a wide range of training courses taught by subject matter experts and/or recognized professionals in the field of law enforcement/ tactical, fire/emergency medical services, emergency management, and public health. The Bay Area UASI consists of 12 counties, including three major cities, with a total population of 7.5 million residents This project requires the development of training courses that enhance the Bay Area UASI's ability to prevent, protect against, respond to, and recover from acts of terrorism.

Competitive Strengths

We provide a wide range of privatized services to the public sector, private firms and utilities. We have developed the experience base, professional staff and support technology and software necessary to quickly and effectively respond to the needs of our clients. We believe we have developed a reputation within our industry as problem solvers across a broad range of client issues. Some of our competitive strengths include:

Quality of service. We pride ourselves on the quality of service that we provide to our clients. The work for which we compete is awarded primarily based on the company's qualifications, rather than the fees proposed. We believe that our service levels, experience and expertise satisfy even the most rigorous qualification standards. We have developed a strong reputation for quality, based upon our depth of experience, ability to attract quality professionals, customized technology and software that support our services, local knowledge and the expertise we possess across multiple disciplines. We believe we are well-positioned to serve public sector clients due to our knowledge of the unique reporting processes and operating procedures of public agencies, which differ substantially from the private sector. We believe our high quality of service is a significant reason we currently provide services to approximately 57% of the cities and approximately 52% of the counties in California.

Broad range of services. Our focus on customer service has led us to continually broaden the scope of the services we provide. At different stages in our history, as the needs of our clients have evolved, we have developed service capabilities complementary to our core engineering business, including building and safety services, financial and economic services, planning services, geotechnical services, code enforcement services, disaster planning and homeland security services, and most recently, energy efficiency and sustainability. Further, because we recognize that local public sector projects and issues often cross departmental lines, we have developed the ability to deliver multiple services in a cohesive manner to better serve our client communities as a whole.

Strategic locations in key markets. Local agencies want professionals who understand their local needs. Therefore, we deliver our services through a network of offices dispersed throughout the western United States and New York. Each of our offices is staffed with quality professionals, including former management level public sector employees, such as planners, engineers, inspectors, and police and fire department personnel. These professionals understand the local and regional markets in which they work.

Strong, long-term client relationships. We have developed strong relationships with our public agency clients, some of whom we have worked with for over 30 years. The value of these long-term relationships is reflected in the recurring award of new projects, ongoing staffing assignments, and long-term projects that require high-level supervision. We also seek to maintain close personal relationships with public agency decision-makers to strengthen our relationships with them and the agencies with which they work. We frequently develop new client relationships as our public agency contacts are promoted or move to other agencies. Our strong culture of community involvement and leadership in key public agency organizations underscores our customer focus and helps us cultivate and expand our client base.

Experienced, talented and motivated employees. Our staff consists of seasoned professionals with a broad array of specialties, and a strong customer service orientation. Our corporate culture places a high priority on investing in our people, including providing opportunities for stock ownership to attract, motivate and retain top professionals. Our executive officers have an average of more than 35 years of experience in the engineering and consulting industry, and an average of 6 years with our company.

Clients

Our clients primarily consist of public and governmental agencies including cities, counties, redevelopment agencies, water districts, school districts and universities, state agencies, federal agencies, a variety of other special districts and agencies, tribal governments and public utilities. We also provide services to private utilities and private industry. Our primary clients are public agencies serving communities of 10,000 to 300,000 people and public and private utilities. In fiscal 2012, we served over 750 distinct clients. For fiscal 2012, we had two clients, the Consolidated Edison Company of New York and the City of Elk Grove that accounted for 21% and 10%, respectively, of our consolidated contract revenue. None of our other clients accounted for over 10% of our consolidated contract revenue. Our clients are primarily based in California and New York, as well as Arizona, Florida, Texas, Washington and Washington, DC. In fiscal 2012, services provided to clients in California accounted for approximately 68% of our contract revenue and services provided to clients in New York accounted for approximately 26% of our contract revenue.

Consolidated Edison SBDI Program. In July 2012, Willdan Energy Solutions entered into an Agreement for a Small Business Direct Install Program with Consolidated Edison Company of New York. The agreement continues our partnership with Consolidated Edison to develop Consolidated Edison's Small Business Direct Install Program, which began in 2009. The initial term of this agreement extends through June 2014. The maximum amount we can receive under the agreement is approximately $39 million through 2015 and we are not guaranteed to receive any minimum amount of revenue.

Contract Structure

We provide our services under contracts, purchase orders or retainer letters. The contracts we enter into with our clients contain three principal types of pricing provisions:

- *Time and materials provisions* provide for reimbursement of costs and overhead plus a fee for labor based on the time expended on a project multiplied by a negotiated hourly billing rate. The profitability achievable on a time and materials basis is driven by billable headcount and cost control.
- *Unit based provisions* require the delivery of specific units of work, such as arbitrage rebate calculations, dissemination of municipal securities continuing disclosure reports, or building plan checks, at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.
- *Fixed price provisions* require all work under a contract to be performed for a specified lump sum, which may be subject to adjustment if the scope of the project changes. Contracts with fixed price provisions carry certain inherent risks, including risks of losses from underestimating costs, delays in project completion, problems with new technologies, price increases for materials, and economic and other changes that may occur over the contract period. Consequently, the profitability, if any, of fixed price contracts can vary substantially.

We also receive monthly retainers from a limited number of our clients. The following table presents, for the periods indicated, the approximate percentage of our contract revenue subject to each type of pricing provision:

	Fiscal Year	
	2012	2011
Time and materials	33%	33%
Unit based	48%	52%
Fixed price	17%	14%
Monthly retainer	1%	1%
Total	100%	100%

For time and materials and fixed price contracts, we bill our clients periodically in accordance with the contract terms based on costs incurred, on either an hourly fee basis or on a percentage of completion basis, as the project progresses. For unit based and retainer based contracts, we bill our clients upon delivery of the contracted item or service, and in some cases, in advance of delivery.

Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause. While we have a large volume of transactions and generally low customer concentration, the renewal, termination or modification of a contract may have a material adverse effect on our consolidated operations.

Competition

The market for our services is highly fragmented. We often compete with many other firms ranging from small local firms to large national firms. Contract awards are based primarily on qualifications, relevant experience, staffing capabilities, geographic presence, stability and price.

Doing business with governmental agencies is complex and requires the ability to comply with intricate regulations and satisfy periodic audits. We have been serving cities, counties, special districts and other public agencies for over 47 years. We believe that the ability to understand these requirements and to successfully conduct business with governmental entities and agencies is a barrier to entry for potential competitors.

Our competition varies by type of client, type of service and geography. The range of competitors for any one project can vary depending upon technical specialties, the relative value of the project, geographic location, financial terms, risks associated with the work, and any client imposed restrictions. Unlike most of our competitors, we focus our services on public sector clients. Public sector clients generally choose among competing firms by weighing the quality, experience, innovation and timeliness of the firm's services. When selecting consultants for engineering projects, many government agencies are required to, and others choose to, employ Qualifications Based Selection, or QBS. QBS requires the selection of the most technically qualified firms for a project, while the financial and legal terms of the engagement are generally secondary. QBS applies primarily to work done by our Engineering Services segment. Contracts in our Energy Efficiency Services, the Public Finance Services and Homeland Security Services areas typically are not subject to mandatory QBS standards, and often are awarded through a competitive bid process.

Our competition varies geographically. Although we provide services in several states, we may be stronger in certain service lines in some geographical areas than in other regions. Similarly, some of our larger competitors are stronger in some service lines in certain localities but are not as competitive in others. Our smaller competitors generally are limited both geographically as well as in the services they are able to provide.

We believe that the primary competitors for our Engineering Services segment include Charles Abbott & Associates, Inc., Bureau Veritas, Harris & Associates, Psomas, RBF Consulting, Tetra Tech, Inc., Stantec, Inc., Michael Baker Corporation, TRC Companies, Inc., AECOM Technology Corporation, CH2M Hill and Jacobs Engineering Group, Inc. We believe the Energy Efficiency Services segment competes primarily with ICF International, Lime Energy, KEMA (a division of the DNV Group) and Nexant, Inc. Our chief competitors in our Public Finance Services segment include David Taussig & Associates, Harris & Associates and NBS Government Finance Group. We believe the Homeland Security Services segment competes primarily with EG&G (a division of URS Corporation) and SRA International, Inc.

Insurance

We currently maintain general liability insurance, with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million general aggregate limit; and professional liability insurance, with $5.0 million in coverage per claim, and a $10.0 million annual aggregate limit. Our professional liability policy is a "claims made" policy. We also carry excess coverage of an additional $10.0 million for general, automobile and employer's liability claims. We are liable to pay these claims from our assets if and when the aggregate settlement or judgment amount exceeds our policy limits.

Employees

At December 28, 2012, we had approximately 382 full-time employees and 152 part-time employees. All Public Agency Resources' employees are classified as part-time. Our employees include, among others, licensed civil, traffic and structural engineers, land surveyors, certified building officials, licensed geotechnical engineers and engineering geologists, certified inspectors and plans examiners, licensed architects and landscape architects, certified planners, and information technology specialists. We believe that we attract and retain highly skilled personnel with significant industry experience and strong client relationships by offering them challenging assignments in a stable work environment. We believe that our employee relations are good.

The following table sets forth the number of our employees in each of our business segments and our holding company:

	As of Fiscal Year End		
	2012	2011	2010
Engineering Services	282	292	286
Energy Efficiency Services	135	132	97
Public Finance Services	51	51	64
Homeland Security Services	10	19	29
Holding Company Employees (Willdan Group, Inc.)	56	68	64
Total	534	562	540

At December 28, 2012, we contracted with approximately 150 former and current public safety officers to conduct homeland security services training courses. These instructors are classified as subconsultants and not employees.

Intellectual Property

The Willdan, Willdan Group, Inc., Willdan Engineering, Willdan Financial Services, Willdan Energy Solutions and Willdan Homeland Services names are service marks of ours, and we have obtained a service mark for the Willdan logo. We have also obtained federal trademark registration with the United States Patent and Trademark Office for the "Willdan" name and the "extending your reach" tagline. We believe we have strong name recognition in the western United States and New York, and that this provides us a competitive advantage in obtaining new business. Consequently, we believe it is important to protect our brand identity through trademark registrations. The name and logo of our proprietary software, MuniMagic®, are registered trademarks of Willdan Financial Services, and we have registered a federal copyright for the source code for the MuniMagic® software. We license the MuniMagic® software to existing clients pursuant to licensing agreements that allow varying levels of access to data. This technology allows clients to view their own data and is a form of deliverable to our clients. The use of licensing provides us protection for this proprietary technology. MuniMagic® is not a commercial product offered for sale.

Available Information

Our website is www.willdan.com and our investor relations page is under the caption "Investors" on our website. We make available on this website under "SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission, or SEC. We also make available on this website our prior earnings calls under the heading "Investors—Investor Relations" and our Code of Ethical Conduct under the heading "Investors—Corporate Governance." The information on our website is not a part of or incorporated by reference into this filing. Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

ITEM 1A. RISK FACTORS

Risks Relating to Our Business and Industry

A further downturn in public and private sector construction activity in the regions we serve, or other conditions that impact the construction industry, may have a material adverse effect on our business, financial condition and results of operations.

A further downturn in construction activity in our geographic service areas may affect demand for our services, which could have a material adverse effect on our results of operations and our financial condition. During fiscal year 2012, a portion of our contract revenue was generated by services rendered to public agencies in connection with private and public sector construction projects.

Since 2008, general economic conditions declined due to a number of factors including slower economic activity, a lack of available credit, decreased consumer confidence and reduced corporate profits and capital spending, leading to a slowdown in construction, particularly residential housing construction, in the western United States. As a result of this slowdown, both our engineering services segment and public finance services segment suffered declines in revenue and operating margin compression and we made several reductions in workforce and facility leases. While economic conditions began to improve from fiscal 2010 through fiscal 2012, the recovery has been slow with regard to our traditional engineering and public finance services segments. If the economy declines again, we will need to evaluate whether further reductions in headcount and facilities in geographic areas that are underperforming are again needed.

Our business, financial condition and results of operations may also be adversely affected by conditions that impact the construction sector in general, including, among other things:

- Changes in national and local market conditions due to changes in general or local economic conditions and neighborhood characteristics;
- Slow-growth or no-growth initiatives or legislation;
- Adverse changes in local and regional governmental policies on investment in infrastructure;
- Adverse changes in federal and state policies regarding the allocation of funds to local and regional agencies;
- The impact of present or future environmental legislation and compliance with environmental laws and other regulatory requirements;
- Changes in real estate tax rates and assessments;
- Increases in interest rates and changes in the availability, cost and terms of financing;
- Adverse changes in other governmental rules and fiscal policies; and
- Earthquakes and other natural disasters, which can cause uninsured losses, and other factors which are beyond our control.

Any of these factors could adversely affect the demand for our services, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in the local and regional economies of California could have a material adverse effect on our business, financial condition and results of operations.

Adverse economic and other conditions affecting the local and regional economies of California may reduce the demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. During fiscal year 2012, approximately 68% of our contract revenue was derived from services rendered to public agencies, utilities, and private industry in California. California experienced an economic downturn in fiscal 2009, which negatively impacted our revenue and profitability and continues to negatively impact revenues in our Engineering Services and Public Finance Services segments. Any future downturns could have similar significant adverse impacts on our results of operations.

Our revolving credit agreement with Wells Fargo Bank, National Association ("Wells Fargo") is scheduled to expire on April 1, 2013 and we are currently in breach of some of the covenants under our credit facility. We may not be able to renew our credit facility and have access to funds under it. It may be difficult and we may not be able to obtain other capital when desired on favorable terms, if at all, or without dilution to our stockholders, which may impact our ability to execute on our current or future business strategies.

As of December 28, 2012, we had borrowed $3.0 million of the $5.0 million available under our revolving credit facility with Wells Fargo, but our ability to borrow additional funds under our revolving credit facility is currently subject to Wells Fargo's discretion because we were in breach of certain covenants at December 28, 2012. In addition, the revolving credit facility is scheduled to expire on April 1, 2013. Wells Fargo may also refuse to renew the facility when it expires on April 1, 2013 and if they do so, we will have to repay the outstanding balance of $3.0 million. As of December 28, 2012, we breached the net income covenant in our revolving credit facility because we did not have net income of at least $250,000 measured on a rolling four quarter basis and we had sustained net losses during two consecutive quarters within the last year. Additionally, our ratio of total funded debt to EBITDA exceeds the limits permitted under the credit agreement. Because of these covenant breaches, Wells Fargo also could choose to increase the interest rate by 4.0%, make the loans outstanding under the credit agreement immediately due and payable, and/or terminate its commitments to us under the credit agreement. Although we are seeking a waiver for these covenant breaches and are seeking to extend the maturity of the line of credit, Wells Fargo is not obligated to provide any waiver for current or future covenant breaches or modify the terms of the credit agreement. In the course of obtaining such waivers or modifications or an extension to our credit facility, Wells Fargo may require modifications to the facility on terms that are not favorable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Outstanding Indebtedness."

While we anticipate that our current cash, cash equivalents and cash provided by operating activities will be sufficient to meet our current and anticipated needs for general corporate purposes during the next 12 months without borrowings from our revolving credit facility, it is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If we do not generate sufficient cash flow from operations or otherwise, we may need additional financing to execute on our current or future business strategies, including hiring additional personnel, developing new or enhancing existing service lines, expanding our business geographically, enhancing our operating infrastructure, acquiring complementary businesses, or otherwise responding to competitive pressures. We cannot assure you that additional financing will be available to us on favorable terms, or at all. The financial covenants in our revolving credit agreement also restrict our ability to incur additional indebtedness, which may impair our ability to pursue acquisitions or otherwise execute on our business strategies. Furthermore, if we raise additional funds through the issuance of convertible debt or equity securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, meet obligations in the normal course of business, take advantage of strategic opportunities, or otherwise respond to competitive pressures would be significantly limited.

Reductions in state and local government budgets could negatively impact their capital spending and adversely affect our business, financial condition and results of operations.

Several of our state and local government clients are currently facing budget deficits, resulting in smaller budgets and reduced capital spending, which has negatively impacted our revenue and profitability. Our state and local government clients may continue to face budget deficits that prohibit them from funding new or existing projects. In addition, existing and potential clients may either postpone entering into new contracts or request price concessions. If we are not able to reduce our costs quickly enough to respond to the revenue decline from these clients that may occur, our operating results would be adversely affected. Accordingly, these factors affect our ability to accurately forecast our future revenue and earnings from business areas that may be adversely impacted by market conditions.

We depend on a limited number of clients for a significant portion of our business.

Our largest client, Consolidated Edison Company of New York, accounted for approximately 21% of our consolidated contract revenue in fiscal 2012 and 28% in fiscal 2011. Prior to July 2012, this revenue primarily related to a contract we entered into in fiscal 2009 with Consolidated Edison, which has terminated. We entered into a new contract with Consolidated Edison in July 2012, but this contract is for fewer services than the 2009 contract with Consolidated Edison. Our top five customers collectively accounted for approximately 45% of our revenue in fiscal 2012. The loss of, or reduction in orders from, these clients could have a material adverse effect on our business, financial condition and results of operations.

Legislation may be enacted that limits the ability of state, regional or local agencies to contract for our privatized services. Such legislation would affect our ability to obtain new contracts and may decrease the demand for our services.

Legislation is proposed periodically, particularly in the state of California, that attempts to limit the ability of governmental agencies to contract with private consultants to provide services. Should such legislation pass and be upheld, demand for our services may be materially adversely affected. During fiscal year 2012, approximately 54% of our contract revenue was derived from services rendered to public agencies, including public utilities, in California. While attempts at such legislation have failed in the past, such measures could be adopted in the future.

State and other public employee unions may bring litigation that seeks to limit the ability of public agencies to contract with private firms to perform government employee functions in the area of public improvements. Judicial determinations in favor of these unions could affect our ability to compete for contracts and may have an adverse effect on our revenue and profitability.

For more than 20 years, state and other public employee unions have challenged the validity of propositions, legislation, charters and other government regulations that allow public agencies to contract with private firms to provide services in the fields of engineering, design and construction of public improvements that might otherwise be provided by public employees. These challenges could have the effect of eliminating, or severely restricting, the ability of municipalities to hire private firms for the purpose of designing and constructing public improvements, and otherwise require them to use union employees to perform the services.

For example, the Professional Engineers in California Government, or PECG, a union representing state civil service employees, began challenging Caltrans' hiring of private firms in 1986, and in 2002 began a judicial challenge of Caltrans' hiring practices based on Caltrans' interpretation of the effect of Proposition 35 (*Professional Engineers in California Government, et al. v. Jeff Morales, et al.*). The California Supreme Court ruled in favor of Caltrans, concluding that Caltrans may hire private contractors to perform architectural and engineering services on public works. Although Caltrans was successful in this litigation, similar claims may be brought in the future and we cannot predict their outcome. If a state or other public employee union is successful in its challenge and as a result the ability of state agencies to hire private firms is severely limited, such a decision would likely lead to additional litigation challenging the ability of the state, counties, municipalities and other public agencies to hire private engineering, architectural and other firms, the outcome of which could affect our ability to compete for contracts and may have an adverse effect on our revenue and profitability.

Changes in elected or appointed officials could have a material adverse effect on our ability to retain an existing contract with or obtain additional contracts from a public agency.

Since the decision to retain our services is made by individuals, such as city managers, city councils and other elected or appointed officials, our business and financial results or condition could be adversely affected by the results of local and regional elections. A change in the individuals responsible for selecting consultants for and awarding contracts on behalf of a public agency due to an election could adversely affect our ability to retain an existing contract with or obtain additional contracts from such public agency.

Fixed price contracts under which we perform some of our services impose risks to our ability to maintain or grow our profitability.

In fiscal year 2012, approximately 17% of our contract revenue was derived from fixed price contracts. Under fixed price contracts, we perform services under a contract at a stipulated price which protects clients but exposes us to a greater number of risks than time-and-materials and unit-based contracts. These risks include:

- Underestimation of costs;
- Ambiguities in specifications;
- Problems with new technologies;
- Unforeseen costs or difficulties;
- Failures of subcontractors;
- Delays beyond our control; and
- Economic and other changes that may occur during the contract period.

The occurrence of any such risk could have a material adverse effect on our results of operations or financial condition.

Because we primarily provide services to municipalities, public utilities and other public agencies, we are more susceptible to the unique risks associated with government contracts.

We primarily work for municipalities, public utilities and other public agencies. Consequently, we are exposed to certain risks associated with government contracting, any one of which can have a material adverse effect on our business, financial condition or results of operations. These risks include:

- The ability of the public agency to terminate the contract with 30 days' prior notice or less;

- Changes in government spending and fiscal policies which can have an adverse effect on demand for our services;
- Contracts that are subject to government budget cycles, and often are subject to renewal on an annual basis;
- The often wide variation of the types and pricing terms of contracts from agency to agency;
- The difficulty of obtaining change orders and additions to contracts; and
- The requirement to perform periodic audits as a condition of certain contract arrangements.

Changes in the perceived risk of acts of terrorism or natural disasters could have a material adverse effect on our ability to grow our Homeland Security Services business.

If there is a significant decrease in the perceived risk of the likelihood that one or more acts of terrorism will be conducted in the United States, or a significant decrease in the perceived risk of the occurrence of natural disasters, our ability to grow and generate revenue through our Homeland Security Services segment, could be negatively affected. Our Homeland Security Services segment provides training and consulting services to local and regional agencies related to preparing for and responding to incidents of terrorism and natural disaster. Should the perceived risk of such incidence decline, federal and state funding for homeland security and emergency preparedness could be reduced, which might decrease demand for our services and have a material adverse effect on our business, financial condition and results of operations.

The loss of certain of our key executives could adversely affect our business, including our ability to secure and complete engagements and attract and retain employees.

Our success is highly dependent upon the efforts, talents, abilities, marketing skills and operational execution of our key executives and managers. Between 2006 and 2008 we experienced significant turnover in our management team. Any future losses of our management team or key employees could have a material adverse effect on our business, including the ability to secure or complete contracts and to attract and retain additional employees.

Our ability to grow and compete in our industry will be hampered if we are unable to retain the continued service of our key employees or to identify, hire and retain additional qualified employees.

A critical factor to our business is our ability to attract and retain qualified employees. We are continually at risk of losing current employees or being unable to hire additional employees as needed. If we are unable to attract new qualified employees, our ability to grow will be adversely affected. If we are unable to retain current employees, our financial condition and results of operations may be adversely affected, including as a result of our former employees competing against us for contracts.

We operate in a highly fragmented industry, and we may not be able to compete effectively with our larger competitors.

The market for engineering and planning, energy efficiency, economic and financial consulting and national preparedness and interoperability services is competitive and highly fragmented. Contract awards are based primarily on quality of service, relevant experience, staffing capabilities, reputation, geographic presence, stability and price. Some of our competitors in certain service areas have more personnel and greater financial, technical and marketing resources than us. In particular, our competitors for engineering related services, which represented approximately 36% and 32% of our contract revenue for fiscal years 2012 and 2011, respectively, include many larger consulting firms such as AECOM Technology Corporation, CH2M Hill, Jacobs Engineering Group Inc. and Tetra Tech, Inc. Our energy efficiency and sustainability consulting services, which represented approximately 49% and

54% of our contract revenue for fiscal years 2012 and 2011, respectively, competes with larger energy efficiency consulting firms such as ICF International, KEMA (A Division of the DNV Group), and Nexant, Inc. In certain public finance consulting services, we may compete with large accounting firms. We can offer no assurance that we will be able to compete successfully in the future with these or other competitors.

Our services may expose us to liability in excess of our current insurance coverage, which may have a material adverse effect on our liquidity.

Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees we derive from our services. In addition, from time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

We currently maintain general liability insurance, with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million general aggregate limit; and professional liability insurance, with $5.0 million in coverage per claim, and a $10.0 million annual aggregate limit. We also carry excess coverage of an additional $10.0 million for general, automobile and employer's liability claims. Claims may be made against us that exceed these limits. We are liable to pay claims from our assets if and when the aggregate settlement or judgment amount exceeds our policy limits. Our professional liability policy is a "claims made" policy. Thus, only claims made during the term of the policy are covered. If we terminate our professional liability policy and do not obtain retroactive coverage, we would be uninsured for claims made after termination even if these claims are based on events or acts that occurred during the term of the policy. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our liquidity.

We have increasingly relied on subconsultants. The quality of our service and our ability to perform under some of our contracts would be adversely affected if qualified subconsultants are unavailable for us to engage.

Under some of our contracts, we rely on the efforts and skills of subconsultants for the performance of some of the tasks. Subconsultant costs comprised approximately 38% of our contract revenue in fiscal 2012. Our use of subconsultants has increased in recent years primarily because our subsidiary Willdan Energy Solutions generally utilizes a higher percentage of subconsultants than our other subsidiaries. The absence of qualified subconsultants with whom we have a satisfactory relationship could adversely affect the quality of our service offerings and therefore our financial results. Additionally, we may have disputes with our subconsultants arising from, among other things, the quality and timeliness of work performed by the subconsultant or client concerns about the subconsultant.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we intend to consider acquisitions of companies that are complementary to our business. Appropriate acquisitions could allow us to expand into new geographical locations, offer new services, or acquire additional talent. Accordingly, our future performance will be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses. There is no certainty that we will succeed in such endeavors.

Acquisitions involve numerous risks, any of which could harm our business, including:

- Difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- Difficulties in supporting and transitioning customers, if any, of the target company;
- Diversion of our financial and management resources from existing operations;
- The price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- Risks of entering new markets in which we have limited or no experience;
- Potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- Assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's services; and
- Inability to generate sufficient net income to justify the acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. For example, during fiscal 2012, we recorded an impairment charge of $15.2 million related to goodwill associated with our acquisition of Intergy Corp in 2008. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could lower the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of amounts that we anticipate.

We have incurred, and will continue to incur, significant costs as a public company.

As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company such as more costly director and officer liability insurance and legal and financial compliance costs. If new rules and regulations for public companies are put in place, our compliance costs may increase further and make some activities more time-consuming and costly.

The price of our common stock has fluctuated significantly in the past year and may continue to be volatile, which may make it difficult for you to resell your common stock when you want or at prices you find attractive.

The price of our common stock is volatile and may fluctuate significantly. For example, during our fiscal year ended December 28, 2012, the price of our stock ranged from a high of $4.10 per share to a low of $1.16 per share. We cannot assure you as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. In addition to the matters discussed in other risk factors included herein, some of the reasons for fluctuations in our stock price could include:

- our operating and financial performance and prospects;
- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- the level, or lack thereof, of research coverage of our common stock;

- general financial, domestic, international, economic and other market conditions;
- proposed acquisitions by us or our competitors;
- the hiring or departure of key personnel; and
- adverse judgments or settlements obligating us to pay damages.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies, including our peer companies. These broad market fluctuations may adversely affect the market price of our common stock.

The concentration of ownership of our stock may delay or prevent a change of control of our company or changes in our management, and as a result may hinder the ability of our stockholders to take advantage of a premium offer.

The concentration of ownership of our stock may have the effect of delaying or preventing a change in control of the company or a change in our management and may adversely affect the voting or other rights of other holders of our common stock. As of March 18, 2013, our directors and executive officers beneficially own 852,158 shares of common stock, or approximately 10.9% of our outstanding common stock Wedbush, Inc. beneficially owns 800,189 shares, or approximately 10.9% of our outstanding common stock, and Perlus Microcap Funds, L.P. beneficially owns 729,600 shares, or approximately 10.0% of our outstanding common stock.

Cautionary Statement Regarding Forward-Looking Information

In addition to current and historical information, this report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future operations, prospects, potential products, services, developments and business strategies. These statements can, in some cases, be identified by the use of words like "may," "will," "should," "could," "would," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," or "continue" or the negative of such terms or other comparable terminology. This report includes, among others, forward-looking statements regarding our:

- Expectations about future customers;
- Expectations about expanded service offerings;
- Expectations about our ability to cross-sell additional services to existing clients;
- Expectations about our intended geographical expansion;
- Expectations about our ability to attract executive officers and key employees;
- Evaluation of the materiality of our current legal proceedings; and
- Expectations about positive cash flow generation and existing cash and cash equivalents being sufficient to meet normal operating requirements.

These statements involve certain known and unknown risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those listed in this section. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this report to reflect actual results or future events or circumstances.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in approximately 38,000 square feet of office space that we lease at 2401 East Katella Avenue, Anaheim, California. In addition, we lease office space in 26 other locations principally in California, New York and Arizona. In total, our facilities contain approximately 147,000 square feet of office space and are subject to leases that expire through January 2016. We rent a small portion of this space on a month-to-month basis. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and for additional offices.

ITEM 3. LEGAL PROCEEDINGS

We are subject to claims and lawsuits from time to time, including those alleging professional errors or omissions that arise in the ordinary course of business against firms, like ours, that operate in the engineering and consulting professions. We carry professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss.

In accordance with accounting standards regarding loss contingencies, we accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and we disclose the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements not to be misleading. We do not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, our evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of our financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then we disclose the nature of the loss contingencies, together with an estimate of the possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, and a reasonable estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be made, an adverse outcome from such proceedings could have a material adverse effect on our earnings in any given reporting period. However, in the opinion of our management, after consulting with legal counsel, and taking into account insurance coverage, the ultimate liability related to current outstanding claims and lawsuits is not expected to have a material adverse effect on our financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Since November 21, 2006, the common stock of Willdan Group, Inc. has been listed and traded on the Nasdaq Global Market under the symbol "WLDN". The following table sets out the high and low daily closing sale prices as reported on the NASDAQ Global Market for fiscal years 2012 and 2011. These reported prices reflect inter-dealer prices without adjustments for retail markups, markdowns, or commissions.

	2012		2011	
	High	**Low**	**High**	**Low**
1st Quarter	$4.10	$3.51	$4.89	$3.86
2nd Quarter	$3.70	$1.42	$4.40	$3.83
3rd Quarter	$1.79	$1.16	$4.10	$3.72
4th Quarter	$2.25	$1.49	$4.13	$3.76

On March 18, 2013, the closing sales price per share of our common stock, as reported on the Nasdaq Global Market, was $2.12.

Stockholders

As of March 18, 2013, there were 132 stockholders of record of our common stock.

Dividends

We did not declare or pay cash dividends on our common stock in fiscal years 2012 and 2011. Our revolving credit agreement prohibits the payment of any dividend or distribution on our common stock either in cash, stock or any other property without the lender's consent.

Recent Sales of Unregistered Securities

In the three years preceding the filing of this report, we have not issued any securities in transactions that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

The financial data set forth below should be read in conjunction with our corresponding consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report.

	Fiscal Year				
	2012	2011	2010	2009	2008
	(in thousands except per share amounts)				
Consolidated Statement of Operations Data:					
Contract revenue	$ 93,443	$107,165	$77,896	61,605	$73,190
Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below):					
Salaries and wages	23,218	25,714	21,607	18,130	21,991
Subconsultant services and other direct costs	35,741	39,013	20,415	10,712	10,723
Total direct costs of contract revenue	58,959	64,727	42,022	28,842	32,714
General and administrative expenses:					
Salaries and wages, payroll taxes, employee benefits	22,421	22,594	17,582	20,325	24,439
Facilities and facility related	4,871	4,875	4,290	4,430	4,803
Stock-based compensation	227	201	235	272	214
Depreciation and amortization	671	877	1,042	1,814	1,978
Lease abandonment (recovery), net	26	2	(68)	707	742
Impairment of goodwill	15,208	—	—	2,763	148
Litigation accrual (reversal)	—	—	—	(1,125)	—
Other	10,315	10,488	9,719	11,070	10,952
Total general and administrative expenses	53,739	39,037	32,800	40,256	43,276
(Loss) income from operations	(19,255)	3,401	3,074	(7,493)	(2,800)
Other (expense) income:					
Interest income	6	5	12	30	313
Interest expense	(106)	(77)	(54)	(38)	(33)
Other, net	(28)	1	32	(5)	(15)
Total other (expense) income, net	(128)	(71)	(10)	(13)	265
(Loss) income before income tax expense	(19,383)	3,330	3,064	(7,506)	(2,535)
Income tax (benefit) expense	(2,083)	1,500	344	(1,931)	(930)
Net (loss) income	$(17,300)	$ 1,830	$ 2,720	$(5,575)	$(1,605)
(Loss) earnings per common share:					
Basic	$ (2.37)	$ 0.25	$ 0.38	$ (0.78)	$ (0.22)
Diluted	$ (2.37)	$ 0.24	$ 0.37	$ (0.78)	$ (0.22)
Weighted average common shares outstanding:					
Basic	7,310	7,262	7,233	7,192	7,159
Diluted	7,310	7,485	7,311	7,192	7,159
Other Operating Data (unaudited):					
Adjusted EBITDA(1)	$ (3,294)	$ 4,350	$ 4,074	$(3,333)	$ 68
Employee headcount at period end(2)	534	562	540	466	550

	Fiscal Year Ended				
	December 28, 2012	December 30, 2011	December 31, 2010	January 1, 2010	January 2, 2009
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$10,006	$ 3,001	$ 6,642	$ 8,445	$ 8,144
Working capital	13,099	13,083	18,060	16,704	19,820
Total assets	41,977	64,311	49,454	40,332	47,570
Total indebtedness	3,904	1,232	1,490	1,230	394
Total stockholders' equity	17,351	34,293	32,162	29,117	34,336

(1) Adjusted EBITDA is a supplemental measure used by our management to measure our operating performance. We define Adjusted EBITDA as net (loss) income plus net interest expense, income tax (benefit) expense, depreciation and amortization, goodwill impairment and other non-recurring income and expense items occurring in such period. Our definition of Adjusted EBITDA may differ from those of many companies reporting similarly named measures. This measure should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP, such as operating income and net income. We believe Adjusted EBITDA enables management to separate non-recurring income and expense items from our results of operations to provide a more normalized and consistent view of operating performance on a period-to-period basis. We use Adjusted EBITDA to evaluate our performance for, among other things, budgeting, forecasting and incentive compensation purposes. We also believe Adjusted EBITDA is useful to investors, research analysts, investment bankers and lenders because it removes the impact of certain non-recurring income and expense items from our operational results, which may facilitate comparison of our results from period to period.

Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to operating income or net income as an indicator of operating performance or any other GAAP measure

The following is a reconciliation of net (loss) income to Adjusted EBITDA (in thousands):

	Fiscal Year				
	2012	2011	2010	2009	2008
Net (loss) income	$(17,300)	$1,830	$2,720	$(5,575)	$(1,605)
Interest income	(6)	(5)	(12)	(30)	(313)
Interest expense	106	77	54	38	33
Income tax (benefit) expense	(2,083)	1,500	344	(1,931)	(930)
Lease abandonment expense (recovery)	26	2	(68)	707	742
Impairment of goodwill	15,208	—	—	2,763	148
Depreciation and amortization	737	944	1,053	1,814	1,978
Loss (gain) on sale of assets	18	2	(17)	6	15
Litigation reversal	—	—	—	(1,125)	—
Adjusted EBITDA	$ (3,294)	$4,350	$4,074	$(3,333)	$ 68

(2) Includes full-time and part-time employees.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a provider of professional technical and consulting services to public agencies at all levels of government, public and private utilities, and commercial and industrial firms. We enable these entities to provide a wide range of specialized services without having to incur and maintain the overhead necessary to develop staffing in-house. We assist our clients with a broad range of complementary services relating to:

- Engineering and Planning;
- Energy Efficiency and Sustainability;
- Economic and Financial Consulting; and
- National Preparedness and Interoperability.

We operate our business through a network of offices located primarily in California and New York. We also have operations in Arizona, Florida, Texas, Washington and Washington, DC. As of December 28, 2012, we had a staff of 534 which includes licensed engineers and other professionals. Historically, our clients have primarily been public agencies in communities with populations ranging from 10,000 to 300,000 people. We believe communities of this size are underserved by large outsourcing companies that tend to focus on securing large federal and state projects, as well as projects for the private sector. Recently, we have begun to provide increased services to public and private utilities that service major metropolitan communities and commercial and industrial firms, particularly in connection with the growth of our energy efficiency and sustainability services. We seek to establish close working relationships with our clients and expand the breadth and depth of the services we provide to them over time.

While we currently serve communities throughout the country, our business with public agencies is concentrated in California and Arizona. We provide services to approximately 57% of the 482 cities and approximately 52% of the 58 counties in California. We also serve special districts, school districts, a range of public agencies and private industry. Our business with public and private utilities is concentrated in California and New York.

We were founded in 1964 and Willdan Group, Inc., a Delaware corporation, was formed in 2006 to serve as our holding company. We consist of a family of wholly owned companies that operate within the following segments for financial reporting purposes:

- *Engineering Services.* Our Engineering Services segment includes the operations of our subsidiaries, Willdan Engineering and Public Agency Resources ("PARs"). Willdan Engineering provides civil engineering-related and city planning services to our clients. PARs primarily provides staffing to Willdan Engineering. Contract revenue for the Engineering Services segment represented approximately 36% and 32% of our overall consolidated contract revenue for fiscal years 2012 and 2011, respectively.
- *Energy Efficiency Services.* Our Energy Efficiency Services segment consists of the business of our subsidiary, Willdan Energy Solutions, which offers energy efficiency and sustainability consulting services to utilities, public agencies and private industry. This segment is currently our largest segment based on contract revenue, representing approximately 49% and 54% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.
- *Public Finance Services.* Our Public Finance Services segment consists of the business of our subsidiary, Willdan Financial Services, which offers economic and financial consulting services to public agencies. Contract revenue for the Public Finance Services segment represented

approximately 11% and 9% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.

- *Homeland Security Services.* Our Homeland Security Services segment consists of the business of our subsidiary, Willdan Homeland Solutions, which offers national preparedness and interoperability services and communications and technology solutions. Contract revenue for our Homeland Security Services segment represented approximately 4% and 5% of our consolidated contract revenue for fiscal years 2012 and 2011, respectively.

In fiscal 2008 and 2009, general economic conditions declined due to a number of factors including slower economic activity, a lack of available credit, decreased consumer confidence and reduced corporate profits and capital spending, leading to a slowdown in construction, particularly residential housing construction, in the western United States. As a result of this slowdown, both our Engineering Services segment and Public Finance services segment suffered declines in revenue and operating margin compression. While economic conditions improved from fiscal 2010 through 2012, the recovery has been slow, particularly with regard to our traditional engineering services and public finance services. While our profitability increased in fiscal 2010 and 2011 as a result of increased revenue from our Energy Efficiency Services segment, our profitability in fiscal 2012 was severely impacted by a goodwill impairment charge related to that segment.

Revolving Credit Facility. As of December 28, 2012, we breached the net income covenant under our credit agreement with Wells Fargo because we did not have net income of at least $250,000 measured on a rolling four quarter basis and we sustained net losses during two consecutive quarters in the past year. Additionally, our ratio of total funded debt to EBITDA exceeds the limit permitted under the credit agreement. Because of these covenant breaches, our ability to borrow additional funds under the credit agreement is subject to Wells Fargo's discretion and Wells Fargo could choose to increase the interest rate by 4.0%, make the loans outstanding under the credit agreement immediately due and payable, and/or terminate its commitments to us under the credit agreement. Although we are seeking a waiver for these covenant breaches and extend the maturity of the facility, Wells Fargo is not obligated to provide any waiver for current or future covenant breaches or modify the terms of the credit agreement. In addition, the revolving credit agreement is scheduled to expire on April 1, 2013. Wells Fargo may also refuse to renew the facility when it expires on April 1, 2013, and if they do so, we will have to repay the outstanding balance of $3.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Outstanding Indebtedness."

Impairment Charges. In fiscal 2012, we determined that a quantitative assessment of our goodwill was warranted for the Energy Solutions reporting unit. This assessment indicated that the estimated fair value of such reporting unit was less than its carrying value. For this testing, we weighted the income approach and the market approach at 80% and 20%, respectively. We further determined that all of the remaining goodwill for the Energy Solutions reporting unit was impaired and recognized an impairment charge of $15.2 million.

Components of Income and Expense

Contract Revenue

We provide our services under contracts, purchase orders or retainer letters. The contracts we enter into with our clients contain three principal types of pricing provisions: time and materials, unit based, and fixed price. Revenue on our time and materials and unit based contracts are recognized as the work is performed in accordance with specific terms of the contract. Approximately 33% of our contracts are based on contractual rates per hour plus costs incurred. Some of these contracts include maximum contract prices, but the majority of these contracts are not expected to exceed the maximum. Contract revenue on our fixed price contracts is determined on the percentage of completion method based generally on the ratio of direct costs incurred to date to estimated total direct costs at completion. Many of our fixed price contracts are relatively short in duration, thereby lowering the risks of not properly estimating the percent complete.

Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is recognized currently in its entirety. Claims revenue is recognized only upon resolution of the claim. Change orders in dispute are evaluated as claims. Costs related to un-priced change orders are expensed when incurred and recognition of the related contract revenue is based on an evaluation of the probability of recovery of the costs. Estimated profit is recognized for un-priced change orders if realization of the expected price of the change order is probable.

Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause. While we have a large volume of transactions, the renewal, termination or modification of a contract, in particular our contract with Consolidated Edison, may have a material adverse effect on our consolidated operations.

Direct Costs of Contract Revenue

Direct costs of contract revenue consist primarily of subconsultant services and that portion of technical and nontechnical salaries and wages that have been incurred in connection with revenue producing projects. Direct costs of contract revenue also include production expenses and other expenses that are incurred in connection with revenue producing projects. Direct costs of contract revenue generally exclude depreciation and amortization, that portion of technical and nontechnical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all of our personnel are included in general and administrative expenses since no allocation of these costs is made to direct costs of contract revenue. No allocation of facilities costs is made to direct costs of contract revenue nor is depreciation and amortization allocated to direct costs. We expense direct costs of contract revenue when incurred.

As a firm that provides multiple and diverse services, we do not believe gross margin is a consistent or appropriate indicator of our performance and therefore we do not use this measure as construction contractors and other types of consulting firms may. Other companies may classify as direct costs of contract revenue some of the costs that we classify as general and administrative expenses. As a result, our direct costs of contract revenue may not be comparable to direct costs for other companies, either as a line item expense or as a percentage of contract revenue.

General and Administrative Expenses

General and administrative expenses include the costs of the marketing and support staffs, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of our employees and the portion of salaries and wages not allocated to direct costs of contract revenue for those employees who provide our services. General and administrative expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs. Within general and administrative expenses, "Other" includes expenses such as provision for billed or unbilled receivables, professional services, legal and accounting, computer costs, travel and entertainment and marketing costs. We expense general and administrative costs when incurred.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S., or GAAP. To prepare these financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 to our consolidated financial statements included elsewhere in this report. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date of this report.

Contract Accounting

Applying the percentage-of-completion method of recognizing revenue requires us to estimate the outcome of our long-term contracts. We forecast such outcomes to the best of our knowledge and belief of current and expected conditions and our expected course of action. Differences between our estimates and actual results often occur resulting in changes to reported revenue and earnings. Such changes could have a material effect on our future consolidated financial statements.

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based upon our review of all outstanding amounts on a monthly basis. We determine the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Our credit risk is minimal with governmental entities. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. For further information on the types of contracts under which we perform our services, see "Business—Contract Structure" elsewhere in this report.

Goodwill

We test our goodwill at least annually for possible impairment. We complete our annual testing of goodwill as of the last day of the first month of our fourth fiscal quarter each year to determine whether there is impairment. In addition to our annual test, we regularly evaluate whether events and circumstances have occurred that may indicate a potential impairment of goodwill. We recognized a goodwill impairment charge of $15.2 million related to our Energy Solutions reporting unit during fiscal 2012. Following this impairment charge, none of our reporting units had any goodwill remaining. We did not recognize any goodwill impairment charges in fiscal years 2011 or 2010.

We test our goodwill for impairment at the level of our reporting units, which are components of our operating segments. In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-08 ("ASU 2011-08"), *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This accounting guidance allows companies to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary. The guidance is for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The process of testing goodwill for impairment, pursuant to ASU 2011-08, now involves an optional qualitative assessment on goodwill impairment of our reporting units to determine whether a quantitative assessment is necessary. If a quantitative assessment is warranted, we then determine the fair value of the applicable reporting units. To estimate the fair value of our reporting units, we use both an income approach based on management's estimates of future cash flows and other market data and a market approach based upon multiples of

EBITDA earned by similar public companies. For our annual impairment testing in fiscal 2011, we weighted the income approach and the market approach at 80% and 20%, respectively. The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach, which is based on multiples of public companies that, although comparable, may not provide the same mix of services as our reporting units.

Once the fair value is determined, we then compare the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is determined to be less than the carrying value, we perform an additional assessment to determine the extent of the impairment based on the implied fair value of goodwill compared with the carrying amount of the goodwill. In the event that the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.

Inherent in such fair value determinations are significant judgments and estimates, including but not limited to assumptions about our future revenue, profitability and cash flows, our operational plans and our interpretation of current economic indicators and market valuations. To the extent these assumptions are incorrect or economic conditions that would impact the future operations of our reporting units change, any goodwill may be deemed to be impaired, and an impairment charge could result in a material adverse effect on our financial position or results of operation. During the second quarter of 2012, we determined that a quantitative assessment of our goodwill was warranted for the Energy Solutions reporting unit. This assessment indicated that the estimated fair value of such reporting unit was less than its carrying value. For this testing, we weighted the income approach and the market approach at 80% and 20%, respectively. We further determined that all of the remaining goodwill for the Energy Solutions reporting unit was impaired and recognized an impairment charge of $15.2 million.

Accounting for Claims Against the Company

We accrue an undiscounted liability related to claims against us for which the incurrence of a loss is probable and the amount can be reasonably estimated. We disclose the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements not to be misleading. We do not accrue liabilities related to claims when the likelihood that a loss has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. Losses related to recorded claims are included in general and administrative expenses.

Determining probability and estimating claim amounts is highly judgmental. Initial accruals and any subsequent changes in our estimates could have a material effect on our consolidated financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial reporting basis and tax basis of our assets and liabilities, subject to a judgmental assessment of recoverability of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets may not be realized.

We recognize the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50%

likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax benefits in income tax expense.

Results of Operations

The following table sets forth, for the periods indicated, certain information derived from our consolidated statements of operations expressed as a percentage of contract revenue. Amounts may not add to the totals due to rounding.

	Fiscal Year		
	2012	2011	2010
Statement of Operations Data:			
Contract revenue	100.0%	100.0%	100.0%
Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below)			
Salaries and wages	24.8	24.0	27.7
Subconsultant services and other direct costs	38.2	36.4	26.2
Total direct costs of contract revenue	63.1	60.4	53.9
General and administrative expenses:			
Salaries and wages, payroll taxes, employee benefits	24.0	21.1	22.6
Facilities and facility related	5.2	4.5	5.5
Stock-based compensation	0.2	0.2	0.3
Depreciation and amortization	0.7	0.8	1.3
Lease abandonment (recovery), net	—	—	(0.1)
Impairment of goodwill	16.3	—	—
Other	11.0	9.8	12.5
Total general and administrative expenses	57.5	36.4	42.1
(Loss) income from operations	(20.6)	3.2	3.9
Other (expense) income:			
Interest income	—	—	—
Interest expense	(0.1)	(0.1)	(0.1)
Other, net	—	—	—
Total other (expense) income, net	(0.1)	(0.1)	—
(Loss) income before income taxes	(20.7)	3.1	3.9
Income tax (benefit) expense	(2.2)	1.4	0.4
Net (loss) income	(18.5)%	1.7%	3.5%

Fiscal Year 2012 Compared to Fiscal Year 2011

Contract revenue. Our contract revenue was $93.4 million for the fiscal year ended December 28, 2012, with $34.0 million attributable to the Engineering Services segment, $45.5 million attributable to the Energy Efficiency Services segment, $9.8 million attributable to the Public Finance Services segment, and $4.1 million attributable to the Homeland Security Services segment. Consolidated contract revenue decreased $13.7 million, or 12.8%, to $93.4 million for the fiscal year ended December 28, 2012 from $107.2 million in the fiscal year ended December 30, 2011. This decrease was due primarily to a decrease of $12.2 million, or 21.1%, in contract revenue for the Energy Efficiency Services segment. Contract revenue for the Engineering Services segment increased by $0.2 million, or 0.5%, to $34.0 million for the fiscal year ended December 28, 2012 from $33.9 million for the fiscal year ended December 30, 2011. Contract revenue in the Homeland Security Services segment decreased by $1.8 million, or 30.7%, to $4.1 million for the fiscal year ended December 28, 2012 from $5.9 million for the fiscal year ended December 30, 2011. Contract revenue for our Public Finance Services segment increased by $0.1 million, or 1.0%, to $9.8 million for the fiscal year ended December 28, 2012 from $9.7 million for the fiscal year ended December 30, 2011.

Contract revenue for the Energy Efficiency Services segment decreased primarily as a result of a decrease in the direct installation of energy efficiency measures from the energy efficiency audits in New York and California and delays in the renewal of contracts for such services in those states. Revenue in the Homeland Security Services segment decreased due to lower levels of activity in the traditional planning, training and exercise consulting services business. Contract revenue for the Engineering Services segment continues to be impacted by the decline in the California residential housing market and state and local government budget cuts.

Direct costs of contract revenue. Direct costs of contract revenue were $59.0 million for the fiscal year ended December 28, 2012, with $18.8 million attributable to the Engineering Services segment, $34.6 million attributable to the Energy Efficiency Services segment, $3.4 million attributable to the Public Finance Services segment, and $2.2 million attributable to the Homeland Security Services segment. Overall, direct costs of contract revenue decreased by $5.8 million, or 8.9%, to $59.0 million for the fiscal year ended December 28, 2012 from $64.7 million for the fiscal year ended December 30, 2011. This decrease is primarily attributable to a decrease in direct costs within our Energy Efficiency Services segment of $6.4 million, or 15.7%, as a result of delays in the renewal of contracts for the provision of these services. Direct costs of contract revenue also decreased by $0.8 million, or 26.3%, in our Homeland Solutions Services segment. These decreases were partially offset by increases of $1.1 million, or 6.0%, and $0.4 million, or 12.8%, respectively, in our Engineering Services and Public Finance Services segments. Direct costs of contract revenue as a percentage of contract revenue for the fiscal year ended December 28, 2012 increased to 63.1% from 60.4% for the fiscal year ended December 30, 2011.

Direct costs decreased primarily as a result of decreases in salaries and wages and subconsultant services and other direct costs of $2.5 million and $3.3 million, respectively. Salaries and wages categorized as direct costs of contract revenue decreased as a result of decreased chargeability of labor and decreased headcount. Salaries and wages as a percentage of contract revenue remained relatively constant in the 2012 period as compared to the 2011 period. Subconsultant services and other direct costs increased to 38.2% of contract revenue for the fiscal year ended December 28, 2012 from 36.4% of contract revenue for the fiscal year ended December 30, 2011. Subconsultant costs declined because of a reduction in activity within our Energy Efficiency Services segment as a result of delays in the renewal of contracts for the provision of energy efficiency related projects.

General and administrative expenses. General and administrative expenses increased by $14.7 million, or 37.7%, to $53.7 million for the fiscal year ended December 28, 2012 from $39.0 million for the fiscal year ended December 30, 2011. This was due primarily to an increase of $16.8 million in the general and administrative expenses of the Energy Efficiency Services segment, partially offset by decreases of $0.3 million, $0.1 million and $1.0 million in the general and administrative expenses of the Engineering Services, Public Finance Services and Homeland Security Services segments, respectively. Unallocated corporate expenses decreased by $0.7 million. General and administrative expenses as a percentage of contract revenue increased to 57.5% for the fiscal year ended December 28, 2012 from 36.4% for the fiscal year ended December 30, 2011.

The increase in general and administrative expenses primarily resulted from a $15.2 million goodwill impairment charge we recognized relating to our Energy Efficiency Services segment. See "—Components of Income and Expense—Goodwill." General and administrative expenses for the fiscal year ended December 28, 2012 also included decreases of $0.2 million from salaries and wages, payroll taxes and employee benefits, $0.2 million as a result of a decrease in depreciation and amortization charges, and $0.1 million from other general and administrative expenses.

(Loss) income from operations. As a result of the above factors, our operating loss was $19.3 million for the fiscal year ended December 28, 2012 as compared to operating income of $3.4 million for the fiscal year ended December 30, 2011. Loss from operations, as a percentage of contract revenue, was 20.6% for the fiscal year ended December 28, 2012, while income from operations, as a percentage of contract revenue, was 3.2% for the fiscal year ended December 30, 2011.

Other (expense) income. Other expense was $128,000 for the fiscal year ended December 28, 2012 as compared to other expense of $71,000 for the fiscal year ended December 30, 2011. The increase is primarily the result of higher interest expense due to increased borrowings under our line of credit.

Income tax (benefit) expense. We recorded an income tax benefit of $2.1 million for the fiscal year ended December 28, 2012, as compared to an income tax expense of $1.5 million for the fiscal year ended December 30, 2011. The income tax benefit is attributable to the $15.2 million of goodwill impairment included in our pretax loss for the fiscal year ended December 28, 2012, offset by a valuation allowance of $5.5 million due to the uncertainty of realization of net deferred tax assets after the reduction of deferred tax liabilities associated with the goodwill impairment. The effective tax rates for the fiscal year ended December 28, 2012 differ from the U.S. tax statutory rate of 35% primarily due to state income tax rates, permanent items that are not deductible for U.S. tax purposes, and the establishment of the valuation allowance during the fiscal year ended December 28, 2012. For further discussion of our income tax provision, see Note 12 "—Income Taxes" of notes to our consolidated financial statements.

Net (loss) income. As a result of the above factors, our net loss was $17.3 million for the fiscal year ended December 28, 2012, compared to net income of $1.8 million for the fiscal year ended December 30, 2011.

Fiscal Year 2011 Compared to Fiscal Year 2010

Contract revenue. Our contract revenue was $107.2 million for the fiscal year ended December 30, 2011, with $33.9 million attributable to the Engineering Services segment, $57.7 million attributable to the Energy Efficiency Services segment, $9.7 million attributable to the Public Finance Services segment, and $5.9 million attributable to the Homeland Security Services segment. Consolidated contract revenue increased $29.3 million, or 37.6%, to $107.2 million for the fiscal year ended December 30, 2011 from $77.9 million in the fiscal year ended December 31, 2010. This increase was due primarily to an increase of $28.6 million, or 97.6%, in contract revenue of the Energy Efficiency Services segment as a result of the increase in demand for the energy efficiency, sustainability and renewable energy services of our subsidiary, Willdan Energy Solutions. Contract revenue for the Engineering Services segment increased $0.8 million, or 2.5%, to $33.9 million for the fiscal year ended December 30, 2011 from $33.0 million for the fiscal year ended December 31, 2010. Contract revenue in the Homeland Security Services segment increased $0.6 million, or 11.1%, to $5.9 million for the fiscal year ended December 30, 2011 from $5.3 million for the fiscal year ended December 31, 2010. Contract revenue for our Public Finance Services segment decreased $0.7 million, or 6.5%, to $9.7 million for the fiscal year ended December 30, 2011 from $10.4 million for the fiscal year ended December 31, 2010.

Contract revenue for the Energy Efficiency Services segment increased primarily because of increased demand for energy efficiency services in the states of California and New York. The increase in contract revenue for Willdan Energy Solutions includes a settlement of $0.9 million from a subcontractor. Contract revenue for the Engineering Services segment continues to be impacted by the decline in the California residential housing market and state and local government budget cuts. A source of revenue in our Engineering Services segment is fees assessed for building permits. Since the second half of fiscal 2007, we have experienced reductions in revenue from these fees because of the slowdown in residential construction in the western United States, and a decline in our other building and safety projects which is both directly and indirectly affected by the housing market. Revenue in the Homeland Security Services segment increased due to an increase in demand for our traditional and expanded homeland security, management consulting and public safety consulting services. Our Homeland Security Services segment has expanded its service offerings beyond its traditional planning, training and exercise services to include public safety and interoperability communications and management consulting. Revenue in the Public Finance Services segment decreased primarily due to lower levels of activity in the financial consulting business as a result of the general downturn in macro-economic conditions.

Direct costs of contract revenue. Direct costs of contract revenue was $64.7 million for the fiscal year ended December 30, 2011, with $17.7 million attributable to the Engineering Services segment, $41.0 million attributable to the Energy Efficiency Services segment, $3.0 million attributable to the Public Finance Services segment, and $3.0 million attributable to the Homeland Security Services segment. Overall, direct costs of contract revenue increased by $22.7 million, or 54.0%, to $64.7 million for the fiscal year ended December 30, 2011 from $42.0 million for the fiscal year ended December 31, 2010. This increase is primarily attributable to increases in direct costs within our Energy Efficiency Services segment of $21.4 million, or 108.9%, as a result of increased demand for these services. Direct costs of contract revenue increased by $0.5 million, or 2.9%, $0.6 million, or 24.4%, and $0.2 million, or 8.9%, respectively, in our Engineering Services, Homeland Security Services, and Public Finance Services segments. Direct costs of contract revenue as a percentage of contract revenue for the fiscal year ended December 30, 2011 increased to 60.4% from 53.9% for the fiscal year ended December 31, 2010.

Direct costs increased as a result of increases in salaries and wages and subconsultant services and other direct costs of $4.1 million and $18.6 million, respectively. Within direct costs of contract revenue, salaries and wages decreased to 24.0% of contract revenue for the fiscal year ended December 30, 2011 from 27.7% for the fiscal year ended December 31, 2010 and subconsultant services and other direct costs increased to 36.4% of contract revenue for the fiscal year ended December 30, 2011 from 26.2% of contract revenue for the fiscal year ended December 31, 2010. Subconsultant services and other direct costs increased primarily because of increased demand for the energy efficiency, sustainability and renewable energy services of our subsidiary Willdan Energy Solutions, which generally utilizes a higher percentage of subconsultants than our other subsidiaries. Increased chargeability of labor also shifted more employee related costs to direct costs of contract revenue because we only allocate the portion of salaries and wages related to time spent directly generating revenues to direct costs of contract revenue.

General and administrative expenses. General and administrative expenses increased by $6.3 million, or 19.0%, to $39.0 million for the fiscal year ended December 30, 2011 from $32.8 million for the fiscal year ended December 31, 2010. This was due primarily to increases of $0.4 million, $6.2 million and $0.6 million, in the General and administrative expenses of the Engineering Services, Energy Efficiency Services and Homeland Security Services segments, respectively, partially offset by a decrease in General and administrative expenses for the Public Finance Services segment of $1.3 million. Unallocated corporate expenses increased by $0.4 million. General and administrative expenses as a percentage of contract revenue decreased to 36.4% for the fiscal year ended December 30, 2011 from 42.1% for the fiscal year ended December 31, 2010.

Of the $6.3 million increase in general and administrative expenses, approximately $5.0 million relates to increases in salaries and wages, payroll taxes and employee benefits. The increase in employee related costs primarily resulted from increased headcount due to the growth of our Energy Efficiency Services segment. As discussed above under "—Components of Income and Expense-Direct

Costs of Contract Revenue," we do not allocate that portion of salaries and wages not related to time spent directly generating revenue to direct costs of contract revenue. General and administrative expenses for the fiscal year ended December 30, 2011 also included a decrease of $0.2 million as a result of a decrease in depreciation and amortization charges. Depreciation and amortization expense decreased primarily as a result of the decrease in the amortization of acquired intangible assets. The increase in facilities and facilities related expenses of $0.6 million primarily resulted from expanded facilities in Washington, D.C. and other areas. Other general and administrative expenses increased by $0.8 million, primarily as a result of increases in professional services, marketing and other expenses.

Income from operations. As a result of the above factors, our operating income was $3.4 million for the fiscal year ended December 30, 2011 as compared to operating income of $3.1 million for the fiscal year ended December 31, 2010. Income from operations, as a percentage of contract revenue, decreased to 3.2% for the fiscal year ended December 30, 2011, from 3.9% for the fiscal year ended December 31, 2010.

Other (expense) income. Other (expense) income, net, was $71,000 for the fiscal year ended December 30, 2011 as compared to other (expense) income of $10,000 the fiscal year ended December 31, 2010.

Income tax expense. We recorded an income tax expense of $1.5 million for the fiscal year ended December 30, 2011, as compared to an income tax expense of $0.3 million for the fiscal year ended December 31, 2010 due to a change in the income tax provision. For further discussion of our income tax provision, see Note 12 "—Income Taxes."

Net income. As a result of the above factors, our net income was $1.8 million for the fiscal year ended December 30, 2011, compared to net income of $2.7 million for the fiscal year ended December 31, 2010.

Liquidity and Capital Resources

As of December 28, 2012, we had $10.0 million of cash and cash equivalents. Our primary source of liquidity is cash generated from operations. We also have a revolving line of credit with Wells Fargo, which matures on April 1, 2013, but our ability to borrow funds under this line of credit is currently subject to Wells Fargo's discretion. While we believe that our cash and cash equivalents on hand and cash generated by operating activities will be sufficient to finance our operating activities for at least the next 12 months, without borrowings from our revolving credit facility, if we do experience a cash flow shortage, we may have difficulty obtaining additional funds on favorable terms, if at all, in order to meet obligations as they come due in the normal course of business.

Cash Flows from Operating Activities

Cash flows provided by operating activities were $5.3 million for fiscal year 2012 compared to cash flows used in operating activities of $0.7 million in fiscal year 2011 and cash flows provided by operating activities of $0.1 million for fiscal year 2010. Our cash flows provided by operating activities in fiscal year 2012 were higher than in fiscal 2011 despite lower contract revenue due primarily to decreases in costs and estimated earnings in excess of billings on uncompleted contracts and accounts receivable, and an increase in billings in excess of costs and estimated earnings on uncompleted contracts. These items were partially offset by decreases in accrued liabilities and accounts payable. Our cash flows used in operating activities in fiscal year 2011 primarily resulted from increases in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts, partially offset by increases in accounts payable and accrued liabilities. Our cash flows from operating activities were also reduced by non-cash revenue of $0.9 million from a subcontractor settlement in fiscal year 2011. The cash flows provided by operating activities in fiscal 2010 were due primarily to increases in accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts and fewer adjustments for non-cash items partially offset by increases in accounts payable and accrued liabilities.

Cash Flows from Investing Activities

Cash flows used in investing activities were $0.3 million for fiscal year 2012 compared to $3.1 million for fiscal year 2011 and $2.7 million for fiscal year 2010. There were no payments related to business acquisitions in fiscal 2012, compared to $2.7 million in fiscal 2011 and $2.1 million in fiscal 2010. These payments were made in accordance with the provisions of the stock purchase agreement for the 2008 purchase of Willdan Energy Solutions. Aside from payments for business acquisitions, our cash used in investing activities primarily related to the purchase of equipment and leasehold improvements.

Cash Flows from Financing Activities

Cash flows provided by financing activities in fiscal 2012 were $2.1 million as compared to $0.2 million for fiscal year 2011 and $0.8 million for fiscal year 2010. The net cash flows provided by financing activities in fiscal 2012 were primarily attributable to borrowings under our revolving line of credit, partially offset by repayments of our revolving line of credit and changes in the excess of outstanding checks over bank balance. The net cash flows provided by financing activities in fiscal 2011 were primarily attributable to changes in the excess of outstanding checks over bank balance and proceeds from notes payable, partially offset by repayments of our revolving line of credit. The net cash flows provided by financing activities in fiscal 2010 were primarily attributable to changes in the excess of outstanding checks over bank balance.

Outstanding Indebtedness

We currently have a revolving credit agreement with Wells Fargo, which was entered into on December 23, 2011 and became effective as of January 1, 2012. The credit agreement replaced our prior credit facility with Wells Fargo that expired on January 1, 2012. There were $3.0 million of outstanding borrowings under this agreement as of December 28, 2012. We have also financed, from time to time, insurance premiums by entering into unsecured notes payable with insurance companies. During our annual insurance renewals in the fourth quarter of our fiscal year ended December 28, 2012, we elected to finance our insurance premiums for the upcoming fiscal year.

Our credit agreement with Wells Fargo provides for a $5.0 million revolving line of credit, including a $5.0 million standby letter of credit sub-facility, and matures on April 1, 2013. Loans made under the revolving line of credit will accrue interest at either (i) a floating rate equal to the prime rate in effect from time to time or (ii) a fixed rate of 2.25% above LIBOR, with the interest rate to be selected by us.

Borrowings under the revolving line of credit are guaranteed by all of our subsidiaries except Public Agency Resources (the "Guarantors") and secured by all of our and the Guarantors' accounts receivable and other rights to payment, general intangibles, inventory and equipment. Pursuant to the credit agreement, we also must pay a 0.25% fee on unused commitments and customary fees on any letters of credit drawn under the facility.

The credit agreement contains customary representations and affirmative covenants, including financial covenants that require us to maintain (i) net income after taxes of at least $250,000, measured on a rolling four quarter basis, without losses in two consecutive quarters; (ii) a maximum ratio of total funded debt (measured as the sum of all obligations for borrowed money, including subordinated debt, plus all capital lease obligations) to EBITDA of 1.75 to 1.00, measured quarterly on a rolling four quarter basis; and (iii) a minimum asset coverage ratio of 2.50 to 1.00 as of each quarter end, measured as unrestricted cash plus net-billed accounts receivables divided by amounts outstanding and issued letters of credit under the revolving line of credit.

The credit agreement also includes customary negative covenants, including (i) restrictions on the incurrence of additional indebtedness by us or the Guarantors other than purchase money indebtedness not to exceed $2.0 million and indebtedness existing on the date of the credit agreement, (ii) restrictions on the payment of dividends on our stock and redemptions, repurchases or other acquisitions of our stock, except that we can repurchase stock with an aggregate fair market value up to $5.0 million in any calendar year, and (iii) limitations on asset sales, mergers and acquisitions. In addition, the credit agreement includes customary events of default.

As of December 28, 2012, we breached the net income covenant under the credit agreement because we did not have net income of at least $250,000 measured on a rolling four quarter basis and we sustained net losses during two consecutive quarters in the past year. Additionally, our ratio of total funded debt to EBITDA exceeds the limit permitted under the credit agreement.(1) Because of these covenant breaches, our ability to borrow additional funds under the credit agreement is currently subject to Wells Fargo's discretion and Wells Fargo could choose to increase the interest rate by 4.0%, make the loans outstanding under the credit agreement immediately due and payable, and/or terminate its commitments to us under the credit agreement. Although we are seeking a waiver for these covenant breaches and to extend the maturity of the line of credit, Wells Fargo is not obligated to provide any waiver for current or future covenant breaches or modify the terms of the credit agreement. Wells Fargo may also refuse to renew the facility when it expires on April 1, 2013, and if they do so, we will have to repay the outstanding balance of $3.0 million.

---

(1) If we do not maintain a ratio of total funded debt to EBITDA of 1.75 or lower, determined on a rolling four quarter basis, Wells Fargo may choose to increase the interest rate of our outstanding indebtedness, make any loans outstanding under the credit agreement immediately due and payable and will no longer be obligated to extend further credit to us. Management therefore believes that presentation of total funded debt to EBITDA is useful to investors because it helps them understand how our total funded debt to EBITDA compares to the financial covenant contained in our credit agreement and whether we have violated or are close to violating such covenant. Management also reviews the ratio of total funded debt to EBITDA, along with the other financial covenants contained in our credit agreement, to ensure it will continue to have access to its financing sources. Total funded debt is defined as "the sum of all obligations for borrowed money (including subordinated debt) plus all capital lease obligations," and EBITDA is defined as "net profit before tax plus interest expense (net of capitalized interest expense), depreciation expense and amortization expense." As a result of the definition of total funded debt in our credit agreement, total funded debt represents our total borrowings under our line of credit, letters of credit, notes payable and capital lease obligations as of December 28, 2012. These definitions may differ from those of other companies reporting similarly named measures. These measures should be considered in addition to, and not as a substitute for or superior to, other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Total funded debt and EBITDA are not recognized terms under GAAP and do not purport to be alternatives to any GAAP measures.

Contractual Obligations

We have certain cash obligations and other commitments which will impact our short- and long-term liquidity. At December 28, 2012, such obligations and commitments consisted of long-term debt, operating leases and capital leases. The following table sets forth our contractual obligations as of December 28, 2012:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt(1)	$ 3,633,000	$3,627,000	$ 6,000	$ —	$—
Operating leases	6,900,000	3,388,000	3,504,000	8,000	—
Capital leases	287,000	159,000	128,000	—	—
Total contractual cash obligations	$10,820,000	$7,174,000	$3,638,000	$8,000	$—

(1) Long-term debt includes principal and interest payments under our debt agreements assuming no additional borrowings or principal payments and includes borrowings under our line of credit of $3,000,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

New Accounting Pronouncements

As of December 28, 2012, the impact of recent accounting pronouncements applicable to us is not expected to be material.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following is a calculation of our ratio of total funded debt to EBITDA:

	Four Quarters Ended December 28, 2012
Total funded debt	$ 3,980,000
EBITDA	(18,546,000)
Ratio of total funded debt to EBITDA	(0.21)

The following is a reconciliation of EBITDA to net income:

	Four Quarters Ended December 28, 2012
Net loss	$(17,300,000)
Income tax benefit	(2,083,000)
Interest expense	106,000
Interest income	(6,000)
Depreciation and amortization	737,000
EBITDA	$(18,546,000)

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including long-term debt.

We had cash and cash equivalents of $10.0 million as of December 28, 2012. This amount includes $8.5 million invested in the Wells Fargo Stage Coach Sweep Investment account and $1.0 million invested in the Wells Fargo Money Market Mutual Fund. Although these investments are subject to variable interest rates, we do not believe we are subject to significant market risk for these short-term investments.

We do not engage in trading activities and do not participate in foreign currency transactions or utilize derivative financial instruments. As of December 28, 2012, we had $3.0 million outstanding debt under our revolving credit facility that bears interest at variable rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and related financial information, as listed under Item 15, appear in a separate section of this annual report beginning on page F-1.

Index to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and/or disagreements with accountants on accounting and financial disclosure during the year ended December 28, 2012.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures defined in Rule 13a-15(e) under the Exchange Act, as controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our President and Chief Executive Officer, Thomas Brisbin, and our Chief Financial Officer, Kimberly Gant, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 28, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, as of December 28, 2012. No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended).

Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 28, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Our management has concluded that, as of December 28, 2012, our internal control over financial reporting was effective based on these criteria.

Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Controls

Based on our evaluation carried out in accordance with SEC Rule 15d-15(b) under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we concluded that there were no changes during the fourth fiscal quarter of 2012 of our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2012 fiscal year.

We have posted our Code of Ethical Conduct on our website, www.willdan.com, under the heading "Investors—Corporate Governance." The Code of Ethical Conduct applies to our Chief Executive Officer and Chief Financial Officer. Upon request and free of charge, we will provide any person with a copy of the Code of Ethical Conduct. See "Item 1. Business—Available Information."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2012 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2012 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2012 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2012 fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

The following financial statements of Willdan Group, Inc. and report of independent auditors are included in Item 8 of this annual report and submitted in a separate section beginning on page F-1:

2. Financial Statements Schedules

All required schedules are omitted because they are not applicable or the required information is shown in the financial statements or the accompanying notes.

3. Exhibits

The exhibits filed as part of this annual report are listed in Item 15(b).

(b) Exhibits.

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation of Willdan Group, Inc., including amendments thereto(1)
3.2	Amended and Restated Bylaws of Willdan Group, Inc.(2)
4.1	Specimen Stock Certificate for shares of the Registrant's Common Stock(1)
4.2	The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to issues of long-term debt of Willdan Group, Inc. and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of Willdan Group, Inc. and its subsidiaries.
10.1	Credit Agreement, dated January 1, 2012, between Willdan Group, Inc. and Wells Fargo Bank, National Association, relating to the Revolving Line of Credit Note(3)
10.2	Revolving Line of Credit Note for $5,000,000, dated January 1, 2012, by Willdan Group, Inc. in favor of Wells Fargo Bank, National Association(3)
10.3†	Willdan Group, Inc. 2006 Stock Incentive Plan(1)
10.4†	Form of Incentive Stock Option Agreement(1)
10.5†	Form of Non-Qualified Stock Option Agreement(1)
10.6†	Amended and Restated Willdan Group, Inc. 2006 Employee Stock Purchase Plan(4)

Exhibit Number	Exhibit Description
10.7†	Form of Indemnification Agreement between Willdan Group, Inc. and its Directors and Officers(1)
10.8	Office Lease by and between Spectrum Waples Street, LLC, a California limited liability company, Spectrum Lambert Plaza, LLC, a California limited liability company and The Willdan Group of Companies dated October 15, 2004 for the principal office located at 2401 East Katella Avenue, Anaheim, California(1)
10.9	First Amendment to Lease by and between 2401 Katella, LLC and The Willdan Group of Companies, dated February 27, 2006 for the principal office located at 2401 Katella Avenue, Anaheim, California(1)
10.10	Second Amendment to Lease by and between 2401 Katella, LLC and The Willdan Group of Companies dated March 6, 2006 for the principal office located at 2401 Katella Avenue, Anaheim, California(1)
10.11	Employment Agreement, dated as of May 3, 2011 by and between Willdan Group, Inc. and Thomas D. Brisbin(5)
10.12	Employment Agreement, dated as of May 3, 2011 by and between Willdan Group, Inc. and Kimberly D. Gant(5)
10.13	Employment Agreement, dated as of May 3, 2011 by and between Willdan Group, Inc. and Marc Tipermas(5)
10.14†	Willdan Group, Inc. 2008 Performance Incentive Plan(6)
10.15	Agreement for Small Business Direct Install Program, dated July 2, 2012, between Consolidated Edison Company of New York, Inc. and Willdan Energy Solutions (portions of this exhibit have been omitted pursuant to a request for confidential treatment)(7)
14.1	Code of Ethical Conduct of Willdan Group, Inc.(4)
21.1	Subsidiaries of Willdan Group, Inc.*
23.1	Consent of Independent Registered Public Accounting Firm*
24.1	Power of Attorney (included on signature page hereto)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002*
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 28, 2012 and December 30, 2011; (ii) the Consolidated Statements of Operations for each of the fiscal years in the three-year period ended December 28, 2012; (iii) the Consolidated Statements of Stockholders' Equity for each of the fiscal years in the three-year period ended December 28, 2012; (iv) the Consolidated Statement of Cash Flows for each of the fiscal years in the three-year period ended December 28, 2012; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith.

† Indicates a management contract or compensating plan or arrangement.

(1) Incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 9, 2006, as amended (File No. 333-136444).

(2) Incorporated by reference to Willdan Group, Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2009.

(3) Incorporated by reference to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2011.

(4) Incorporated by reference to Willdan Group, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2007.

(5) Incorporated by reference to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 4, 2011.

(6) Incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 18, 2012.

(7) Incorporated by reference to Willdan Group, Inc.'s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2012.

SIGNATURES AND CERTIFICATIONS

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on March 26, 2013.

WILLDAN GROUP, INC.

/s/ KIMBERLY D. GANT

Kimberly D. Gant
Chief Financial Officer, Senior Vice President and Treasurer
Date: March 26, 2013

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Kimberly D. Gant his/her attorney-in-fact, with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS D. BRISBIN Thomas D. Brisbin	Director, President and Chief Executive Officer (principal executive officer)	March 26, 2013
/s/ KIMBERLY D. GANT Kimberly D. Gant	Chief Financial Officer, Senior Vice President and Treasurer (principal financial and accounting officer)	March 26, 2013
/s/ WIN WESTFALL Win Westfall	Director	March 26, 2013
/s/ KEITH W. RENKEN Keith W. Renken	Director	March 26, 2013
/s/ JOHN M. TOUPS John M. Toups	Director	March 26, 2013
/s/ RAYMOND W. HOLDSWORTH Raymond W. Holdsworth	Director	March 26, 2013
/s/ DOUGLAS J. MCEACHERN Douglas J. McEachern	Director	March 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Willdan Group, Inc.

We have audited the accompanying consolidated balance sheets of Willdan Group, Inc. and subsidiaries (the "Company") as of December 28, 2012 and December 30, 2011 and the related consolidated statements of operations, stockholders' equity, and cash flows for the three-year period ended December 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willdan Group, Inc. and subsidiaries as of December 28, 2012 and December 30, 2011, and the results of their operations and their cash flows for the three-year period ended December 28, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
March 26, 2013

WILLDAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 28, 2012	December 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 10,006,000	$ 3,001,000
Accounts receivable, net of allowance for doubtful accounts of $303,000 and $421,000 at December 28, 2012 and December 30, 2011, respectively	15,484,000	16,782,000
Costs and estimated earnings in excess of billings on uncompleted contracts	9,860,000	20,672,000
Other receivables	95,000	175,000
Prepaid expenses and other current assets	1,782,000	1,724,000
Total current assets	37,227,000	42,354,000
Equipment and leasehold improvements, net	979,000	1,217,000
Goodwill	—	15,208,000
Other intangible assets, net	12,000	49,000
Other assets	307,000	383,000
Deferred income taxes	3,452,000	5,100,000
Total assets	$ 41,977,000	$64,311,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Excess of outstanding checks over bank balance	$ 1,188,000	$ 1,777,000
Borrowings under line of credit	3,000,000	256,000
Accounts payable	6,983,000	8,182,000
Accrued liabilities	5,306,000	10,192,000
Billings in excess of costs and estimated earnings on uncompleted contracts	3,419,000	752,000
Current portion of notes payable	628,000	600,000
Current portion of capital lease obligations	152,000	163,000
Current portion of deferred income taxes	3,452,000	7,349,000
Total current liabilities	24,128,000	29,271,000
Notes payable, less current portion	—	77,000
Capital lease obligations, less current portion	124,000	136,000
Deferred lease obligations	374,000	534,000
Total liabilities	24,626,000	30,018,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized; 7,335,000 and 7,274,000 shares issued and outstanding at December 28, 2012 and December 30, 2011, respectively	73,000	73,000
Additional paid-in capital	34,423,000	34,065,000
Accumulated (deficit) earnings	(17,145,000)	155,000
Total stockholders' equity	17,351,000	34,293,000
Total liabilities and stockholders' equity	$ 41,977,000	$64,311,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year		
	2012	2011	2010
Contract revenue	$ 93,443,000	$107,165,000	$77,896,000
Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below):			
Salaries and wages	23,218,000	25,714,000	21,607,000
Subconsultant services and other direct costs	35,741,000	39,013,000	20,415,000
Total direct costs of contract revenue	58,959,000	64,727,000	42,022,000
General and administrative expenses:			
Salaries and wages, payroll taxes and employee benefits	22,421,000	22,594,000	17,582,000
Facilities and facility related	4,871,000	4,875,000	4,290,000
Stock-based compensation	227,000	201,000	235,000
Depreciation and amortization	671,000	877,000	1,042,000
Lease abandonment (recovery), net	26,000	2,000	(68,000)
Impairment of goodwill	15,208,000	—	—
Other	10,315,000	10,488,000	9,719,000
Total general and administrative expenses	53,739,000	39,037,000	32,800,000
(Loss) income from operations	(19,255,000)	3,401,000	3,074,000
Other (expense) income:			
Interest income	6,000	5,000	12,000
Interest expense	(106,000)	(77,000)	(54,000)
Other, net	(28,000)	1,000	32,000
Total other (expense) income, net	(128,000)	(71,000)	(10,000)
(Loss) income before income taxes	(19,383,000)	3,330,000	3,064,000
Income tax (benefit) expense	(2,083,000)	1,500,000	344,000
Net (loss) income	$(17,300,000)	$ 1,830,000	$ 2,720,000
(Loss) earnings per share:			
Basic	$ (2.37)	$ 0.25	$ 0.38
Diluted	$ (2.37)	$ 0.24	$ 0.37
Weighted-average shares outstanding:			
Basic	7,310,000	7,262,000	7,233,000
Diluted	7,310,000	7,485,000	7,311,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
	Shares	Amount			
Balances at January 1, 2010	7,208,000	$72,000	$33,440,000	$ (4,395,000)	$ 29,117,000
Shares of common stock issued in connection with employee stock purchase plan	36,000	—	87,000	—	87,000
Shares of common stock issued in connection with employee stock option exercise	2,000	—	3,000	—	3,000
Stock-based compensation	—	—	235,000	—	235,000
Net income	—	—	—	2,720,000	2,720,000
Balances at December 31, 2010	7,246,000	72,000	33,765,000	(1,675,000)	32,162,000
Shares of common stock issued in connection with employee stock purchase plan	25,000	1,000	92,000	—	93,000
Shares of common stock issued in connection with employee stock option exercise	3,000	—	7,000	—	7,000
Stock-based compensation	—	—	201,000	—	201,000
Net income	—	—	—	1,830,000	1,830,000
Balances at December 30, 2011	7,274,000	73,000	34,065,000	155,000	34,293,000
Shares of common stock issued in connection with employee stock purchase plan	56,000	—	120,000	—	120,000
Shares of common stock issued in connection with employee stock option exercise	5,000	—	11,000	—	11,000
Stock-based compensation	—	—	227,000	—	227,000
Net loss	—	—	—	(17,300,000)	(17,300,000)
Balances at December 28, 2012	7,335,000	$73,000	$34,423,000	$(17,145,000)	$ 17,351,000

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year		
	2012	2011	2009
Cash flows from operating activities:			
Net (loss) income	$(17,300,000)	$ 1,830,000	$ 2,720,000
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Non-cash revenue from subcontractor settlement	—	(902,000)	—
Depreciation and amortization	737,000	944,000	1,053,000
Deferred income taxes	(2,249,000)	1,465,000	389,000
Goodwill impairment	15,208,000	—	—
Lease abandonment expense (recovery), net	26,000	2,000	(68,000)
Loss (gain) on sale of equipment	18,000	2,000	(17,000)
Provision for doubtful accounts	673,000	209,000	20,000
Stock-based compensation	227,000	201,000	235,000
Changes in operating assets and liabilities:			
Accounts receivable	625,000	(2,507,000)	(4,407,000)
Costs and estimated earnings in excess of billings on uncompleted contracts	10,812,000	(8,427,000)	(4,694,000)
Income tax receivable	—	—	51,000
Other receivables	80,000	1,000	(103,000)
Prepaid expenses and other current assets	(58,000)	(10,000)	(214,000)
Other assets	76,000	24,000	(89,000)
Accounts payable	(1,199,000)	2,802,000	3,923,000
Accrued liabilities	(4,886,000)	4,206,000	1,476,000
Billings in excess of costs and estimated earnings on uncompleted contracts	2,667,000	(289,000)	11,000
Deferred lease obligations	(186,000)	(234,000)	(189,000)
Net cash provided by (used in) operating activities	5,271,000	(683,000)	97,000
Cash flows from investing activities:			
Purchase of equipment and leasehold improvements	(359,000)	(395,000)	(685,000)
Proceeds from sale of equipment	20,000	6,000	40,000
Payments related to business acquisitions	—	(2,733,000)	(2,104,000)
Net cash used in investing activities	(339,000)	(3,122,000)	(2,749,000)
Cash flows from financing activities:			
Changes in excess of outstanding checks over bank balance	(589,000)	554,000	735,000
Payments on notes payable	(663,000)	(211,000)	(17,000)
Proceeds from notes payable	614,000	667,000	214,000
Borrowings under line of credit	11,663,000	33,965,000	14,123,000
Repayments of line of credit	(8,919,000)	(34,709,000)	(14,123,000)
Principal payments on capital leases	(164,000)	(202,000)	(173,000)
Proceeds from stock option exercise	11,000	7,000	3,000
Proceeds from sales of common stock under employee stock purchase plan	120,000	93,000	87,000
Net cash provided by financing activities	2,073,000	164,000	849,000
Net increase (decrease) in cash and cash equivalents	7,005,000	(3,641,000)	(1,803,000)
Cash and cash equivalents at beginning of the year	3,001,000	6,642,000	8,445,000
Cash and cash equivalents at end of the year	$ 10,006,000	$ 3,001,000	$ 6,642,000
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 106,000	$ 77,000	$ 52,000
Income taxes	139,000	70,000	48,000
Supplemental disclosures of noncash investing and financing activities:			
Equipment acquired under capital leases	$ 151,000	$ 247,000	$ 240,000

See accompanying notes to consolidated financial statements

WILLDAN GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years 2012, 2011 and 2010

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

Nature of Business

Willdan Group, Inc. and subsidiaries ("Willdan Group" or the "Company") is a provider of professional technical and consulting services to public agencies at all levels of government, public and private utilities and commercial and industrial firms in California and New York. The Company also has operations in Arizona, Florida, Texas, Washington and Washington, D.C. The Company enables these entities to provide a wide range of specialized services without having to incur and maintain the overhead necessary to develop staffing in-house. The Company provides a broad range of complementary services including engineering and planning, energy efficiency and sustainability, economic and financial consulting, and national preparedness and interoperability. The Company's clients primarily consist of public and governmental agencies, including cities, counties, public utilities, redevelopment agencies, water districts, school districts and universities, state agencies, federal agencies, a variety of other special districts and agencies, private utilities and industry and tribal governments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Willdan Group, Inc. and its wholly owned subsidiaries, Willdan Engineering, Willdan Energy Solutions, Public Agency Resources, Willdan Financial Services and Willdan Homeland Solutions. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Years

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to December 31. Fiscal years 2012, 2011 and 2010 contained 52 weeks. All references to years in the notes to consolidated financial statements represent fiscal years.

Cash, Cash Equivalents and Liquid Investments

All highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. Outstanding checks in excess of cash on deposit have been classified as current liabilities. Cash and cash equivalents consisted of the following:

	December 28, 2012	December 30, 2011
Wells Fargo Stage Coach Sweep Investment Account	$ 8,484,000	$ —
Wells Fargo Money Market Mutual Fund	1,001,000	2,000,000
Wells Fargo Advantage Heritage Fund	48,000	47,000
Cash on hand in business checking accounts	473,000	954,000
	$10,006,000	$3,001,000

The Company from time to time may be exposed to credit risk with its bank deposits in excess of the FDIC insurance limits and with uninsured money market investments. The Company has not

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments

As of December 28, 2012 and December 30, 2011, the carrying amounts of the Company's cash, cash equivalents, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, other receivables, prepaid expenses and other current assets, excess of outstanding checks over bank balance, accounts payable, accrued liabilities and billings in excess of costs and estimated earnings on uncompleted contracts, approximate their fair values because of the relatively short period of time between the origination of these instruments and their expected realization or payment. The carrying amounts of debt obligations approximate their fair values since the terms are comparable to terms currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

Segment Information

Willdan Group, Inc. ("WGI") is a holding company with five wholly owned subsidiaries. The Company presents segment information externally consistent with the manner in which the Company's chief operating decision maker reviews information to assess performance and allocate resources. WGI performs administrative functions on behalf of its subsidiaries, such as treasury, legal, accounting, information systems, human resources and certain business development activities, and earns revenue that is only incidental to the activities of the enterprise. As a result, WGI does not meet the definition of an operating segment. Two of the five WGI subsidiaries are aggregated into one reportable segment as they have similar economic characteristics including the nature of services, the methods used to provide services and the type of customers. The remaining three subsidiaries each comprise separate reporting segments.

Off-Balance Sheet Financings and Liabilities

Other than lease commitments, legal contingencies incurred in the normal course of business, and employment contracts, the Company does not have any off-balance sheet financing arrangements or liabilities. In addition, the Company's policy is not to enter into derivative instruments, futures or forward contracts. Finally, the Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any special-purpose entities that are not included in the consolidated financial statements.

Accounting for Contracts

The Company enters into contracts with its clients that contain three principal types of pricing provisions: fixed price, time-and-materials, and unit-based. Revenue on fixed price contracts is recognized on the percentage-of-completion method based generally on the ratio of direct costs (primarily exclusive of depreciation and amortization costs) incurred to date to estimated total direct costs at completion. Revenue on time-and-materials and unit-based contracts is recognized as the work is performed in accordance with the specific terms of the contract. Contracts that provide for multiple services or deliverables are evaluated as multiple element arrangements to determine the appropriate

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

unit of accounting, allocation of contract value, and method of revenue recognition for each element. Revenue for amounts that have been billed but not earned is deferred and such deferred revenue is referred to as billings in excess of costs and estimated earnings on uncompleted contracts in the accompanying consolidated balance sheets. Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance.

Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is provided for currently in its entirety. Claims revenue is recognized only upon resolution of the claim. Change orders in dispute are evaluated as claims. Costs related to un-priced change orders are expensed when incurred and recognition of the related contract revenue is based on an evaluation of the probability of recovery of the costs. Estimated profit is recognized for un-priced change orders if realization of the expected price of the change order is probable.

Applying the percentage-of-completion method of recognizing revenue requires the Company to estimate the outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions and its expected course of action. Differences between the Company's estimates and actual results often occur resulting in changes to reported revenue and earnings. Such changes could have a material effect on future consolidated financial statements.

Direct costs of contract revenue consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenue also include production expenses, subconsultant services and other expenses that are incurred in connection with revenue producing projects.

Direct costs of contract revenue exclude that portion of technical and nontechnical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all Company personnel are included in general and administrative expenses in the accompanying consolidated statements of operations since no allocation of these costs is made to direct costs of contract revenue. No allocation of facilities costs is made to direct costs of contract revenue. Other companies may classify as direct costs of contract revenue some of the costs that the Company classifies as general and administrative costs. The Company expenses direct costs of contract revenue when incurred.

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based upon a review of all outstanding amounts on a quarterly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Credit risk is generally minimal with governmental entities, but disputes may arise related to these receivable amounts. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The value of retainage is included in accounts receivable in the accompanying consolidated financial statements. Retainage represents the billed amount that is retained by the customer, in accordance with the terms of the contract, generally until performance is substantially complete.

General and Administrative Expenses

General and administrative expenses include the costs of the marketing and support staffs, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of the Company's employees and the portion of salaries and wages not allocated to direct costs of contract revenue for those employees who provide the Company's services. General and administrative expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs. Within general and administrative expenses, "Other" includes expenses such as provision for billed or unbilled receivables, professional services, legal and accounting, computer costs, travel and entertainment and marketing costs. The Company expenses general and administrative costs when incurred.

Leases

All of the Company's office leases are classified as operating leases and rent expense is included in facilities expense in the accompanying consolidated statements of operations. Some of the lease terms include rent concessions and rent escalation clauses, all of which are taken into account in computing minimum lease payments. Minimum lease payments are recognized on a straight-line basis over the minimum lease term. The excess of rent expense recognized over the amounts contractually due pursuant to the underlying leases is reflected as a liability in the accompanying consolidated balance sheets. The cost of improvements that the Company makes to the leased office space is capitalized as leasehold improvements. The Company is subject to non-cancellable leases for offices or portions of offices for which use has ceased. For each of these abandoned leases, the present value of the future lease payments, net of estimated sublease payments, along with any unamortized tenant improvement costs, are recognized as lease abandonment expense in the Company's consolidated statements of operations with a corresponding liability in the Company's consolidated balance sheets.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of the minimum lease payments as of the acquisition date. Depreciation and amortization on equipment are calculated using the straight-line method over estimated useful lives of two to five years. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of estimated useful lives or the term of the related lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Following are the estimated useful lives used to calculate depreciation and amortization:

Category	Estimated Useful Life
Furniture and fixtures	5 years
Computer hardware	2 years
Computer software	3 years
Automobiles and trucks	3 years
Field equipment	5 years

Equipment and leasehold improvements are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill

Goodwill represents the excess of costs over fair value of the assets acquired. Goodwill, which has an indefinite useful life, is not amortized, but instead tested for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. Impairment losses for reporting units are recognized to the extent that a reporting unit's carrying amount exceeds its fair value.

Accounting for Claims Against the Company

The Company records liabilities to claimants for probable and estimable claims on its consolidated balance sheet, which is included in accrued liabilities, and records a corresponding receivable from the insurance company for the portion of the claim that is probable of being covered by insurance, which is included in other receivables. The estimated claim amount net of the amount estimated to be recoverable from the insurance company is included in general and administrative expense.

Stock Options

The Company accounts for stock options under the fair value recognition provisions of the accounting standard entitled "*Compensation—Stock Compensation.*" This standard requires the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee's requisite service period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that all or a portion of the deferred tax assets may not be realized.

The Company recognizes the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

Operating Cycle

In accordance with industry practice, amounts realizable and payable under contracts that extend beyond one year are included in current assets and liabilities.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

As of December 28, 2012, the impact of recent accounting pronouncements applicable to the Company is not expected to be material.

3. BUSINESS COMBINATION

On June 9, 2008, the Company acquired all of the outstanding stock of Willdan Energy Solutions, formerly known as Intergy Corporation, a California-based consulting company that assists companies, institutions and agencies with planning and implementing their energy efficiency, water conservation and renewable energy strategies. The acquisition cost recorded by the Company as of December 28, 2012 was $17.9 million, consisting of $9.9 million in cash paid at closing, a $0.2 million net asset value adjustment, a guaranteed payment of $1.0 million in cash paid in June 2009, an earn-out payment of $1.3 million paid in August 2009, an earn-out payment of $2.1 million paid in September 2010, an earn-out payment of $2.7 million paid in August 2011 and $0.7 million in transaction costs. The earn-out payments were required because Willdan Energy Solutions achieved certain financial targets over the relevant periods. The Company recorded $15.2 million of goodwill in connection with the acquisition, and as of December 28, 2012, this entire goodwill amount has been written off (See Note 4).

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying value of goodwill by reporting unit for the fiscal years ended December 28, 2012 were as follows:

	Fiscal Year 2012			
	Balance at Beginning of Year	Goodwill Additions	Impairment	Balance at End of Year
Reporting Unit:				
Energy Solutions	$15,208,000	$—	$(15,208,000)	$—
Financial Services	—	—	—	—
Homeland Security Services	—	—	—	—
	$15,208,000	$—	$(15,208,000)	$—

	Fiscal Year 2011			
	Balance at Beginning of Year	Goodwill Additions	Impairment	Balance at End of Year
Reporting Unit:				
Energy Solutions	$12,475,000	$2,733,000	$—	$15,208,000
Financial Services	—	—	—	—
Homeland Security Services	—	—	—	—
	$12,475,000	$2,733,000	$—	$15,208,000

	Fiscal Year 2010			
	Balance at Beginning of Year	Goodwill Additions	Impairment	Balance at End of Year
Reporting Unit:				
Energy Solutions	$10,371,000	$2,104,000	$—	$12,475,000
Financial Services	—	—	—	—
Homeland Security Services	—	—	—	—
	$10,371,000	$2,104,000	$—	$12,475,000

The additions to goodwill in fiscal 2010 and fiscal 2011 for Energy Solutions related to the $2.1 million earn-out payment in September 2010 and the $2.7 million earn-out payment in August 2011, respectively. As of December 30, 2011, the Company had $15.2 million of goodwill, all of which related to the Energy Solutions reporting unit, which comprises the Energy Efficiency Services reporting segment. During the second quarter of 2012, the Company determined that a quantitative assessment of its goodwill was warranted for the Energy Solutions reporting unit. This assessment indicated that the estimated fair value of the Energy Solutions reporting unit was less than its carrying value. The Company further determined that all of the remaining goodwill for the Energy Solutions reporting unit was impaired and recognized an impairment charge of $15.2 million. The income approach was based on the present value of projected cash flows during the holding period and disposition of the reporting unit at the end of the final year of the assumed holding period. The market approach was based on a multiple of earnings before interest, taxes, depreciation and amortization

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

("EBITDA") utilizing publicly available EBITDA multiples for similar companies. The terminal sales value computed in the income approach was also based on a multiple of projected EBITDA for the last year of the assumed holding period.

The goodwill balances included in the accompanying consolidated balance sheets consist of the following:

	Reporting Units			
	Energy Solutions	Financial Services	Homeland Security Services	Total
December 28, 2012:				
Goodwill	$ 15,208,000	$ 2,763,000	$ 148,000	$ 18,119,000
Accumulated impairment	(15,208,000)	(2,763,000)	(148,000	(18,119,000)
	$ —	$ —	$ —	$ —
December 30, 2011:				
Goodwill	$ 15,208,000	$ 2,763,000	$ 148,000	$ 18,119,000
Accumulated impairment	—	(2,763,000)	(148,000)	(2,911,000)
	$ 15,208,000	$ —	$ —	$ 15,208,000
December 31, 2010:				
Goodwill	$ 12,475,000	$ 2,763,000	$ 148,000	$ 15,386,000
Accumulated impairment	—	(2,763,000)	(148,000)	(2,911,000)
	$ 12,475,000	$ —	$ —	$ 12,475,000

The gross amounts and accumulated amortization of the Company's acquired identifiable intangible assets with finite useful lives as of December 28, 2012 and December 30, 2011, included in intangible assets, net in the accompanying consolidated balance sheets, were as follows:

	December 28, 2012		December 30, 2011		
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Amortization Period (yrs)
Backlog	$ 920,000	$ 920,000	$ 920,000	$ 920,000	1
Training materials/courses	282,000	270,000	282,000	233,000	5
Non-compete agreements	30,000	30,000	30,000	30,000	3
	$1,232,000	$1,220,000	$1,232,000	$1,183,000	

At the time of acquisition, the Company estimates the fair value of the acquired identifiable intangible assets based upon the facts and circumstances related to the particular intangible asset. Inherent in such estimates are judgments and estimates of future revenue, profitability, cash flows and appropriate discount rates for any present value calculations. The Company preliminarily estimates the value of the acquired identifiable intangible assets and then finalizes the estimated fair values during the purchase allocation period, which does not extend beyond 12 months from the date of acquisition.

4. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

The purchase allocation for Willdan Energy Solutions was finalized during the second quarter of fiscal 2009.

For the years ended December 28, 2012, December 30, 2011 and December 31, 2010, the Company's amortization expense for acquired identifiable intangible assets with finite useful lives was $37,000, $46,000 and $54,000, respectively. Estimated future amortization expense for acquired identifiable intangible assets is as follows:

Fiscal year:	
2013	$12,000
	$12,000

5. EARNINGS PER SHARE ("EPS")

Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive potential common shares for the period. Potential common shares include the weighted-average dilutive effects of outstanding stock options using the treasury stock method.

The following table sets forth the number of weighted-average shares used to compute basic and diluted EPS:

	Fiscal Year		
	2012	2011	2010
Net (loss) income	$(17,300,000)	$1,830,000	$2,720,000
Weighted-average common shares outstanding	7,310,000	7,262,000	7,233,000
Effect of dilutive stock options	—	223,000	78,000
Weighted-average common stock outstanding-diluted	7,310,000	7,485,000	7,311,000
(Loss) earnings per share:			
Basic	$ (2.37)	$ 0.25	$ 0.38
Diluted	$ (2.37)	$ 0.24	$ 0.37

For the fiscal year ended December 28, 2012, 654,000 options were excluded from the calculation of dilutive potential common shares, compared to 304,000 and 524,000 options, for fiscal 2011 and fiscal 2010, respectively. These options were not included in the computation of dilutive potential common shares because of the net loss position for the 2012 period and because the assumed proceeds per share exceeded the average market price per share for the 2012 period. Accordingly, the inclusion of these options would have been anti-dilutive. For periods in which the Company incurs net losses, dilutive potential common shares are excluded as they would be anti-dilutive.

6. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 28, 2012 and December 30, 2011:

	December 28, 2012	December 30, 2011
Billed	$15,145,000	$16,624,000
Unbilled	9,860,000	20,672,000
Contract retentions	642,000	579,000
	25,647,000	37,875,000
Allowance for doubtful accounts	(303,000)	(421,000)
	$25,344,000	$37,454,000

The movements in the allowance for doubtful accounts consisted of the following for fiscal years 2012, 2011 and 2010:

	Fiscal Year		
	2012	2011	2010
Balance as of the beginning of the year	$ 421,000	$ 959,000	$ 1,862,000
Provision for doubtful accounts	220,000	219,000	149,000
Write-offs of uncollectible accounts	(341,000)	(765,000)	(1,059,000)
Recoveries of accounts written off	3,000	8,000	7,000
Balance as of the end of the year	$ 303,000	$ 421,000	$ 959,000

Billed accounts receivable represent amounts billed to clients that have yet to be collected. Unbilled accounts receivable represent revenue recognized but not yet billed pursuant to contract terms or accounts billed after the period end. Substantially all unbilled receivables as of December 28, 2012 and December 30, 2011 are or were expected to be billed and collected within twelve months of such date. Contract retentions represent amounts invoiced to clients where payments have been withheld pending the completion of certain milestones, other contractual conditions or upon the completion of the project. These retention agreements vary from project to project and could be outstanding for several months.

Allowances for doubtful accounts have been determined through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable based on current and past experience.

As of December 28, 2012, one client accounted for 34% of outstanding receivables, as compared to 40% of the Company's outstanding receivables as of December 30, 2011.

7. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consisted of the following at December 28, 2012 and December 30, 2011:

	December 28, 2012	December 30, 2011
Furniture and fixtures	$ 3,163,000	$ 3,393,000
Computer hardware and software	6,299,000	6,279,000
Leasehold improvements	769,000	787,000
Equipment under capital leases	808,000	821,000
Automobiles, trucks, and field equipment	495,000	543,000
	11,534,000	11,823,000
Accumulated depreciation and amortization	(10,555,000)	(10,606,000)
Equipment and leasehold improvements, net	$ 979,000	$ 1,217,000

Included in accumulated depreciation and amortization is $172,000 and $191,000 of amortization expense related to equipment held under capital leases in fiscal years 2012 and 2011, respectively.

8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 28, 2012 and December 30, 2011:

	December 28, 2012	December 30, 2011
Accrued bonuses	$ 52,000	$ 944,000
Paid leave bank	1,288,000	1,415,000
Compensation and payroll taxes	729,000	770,000
Accrued legal	338,000	101,000
Accrued workers' compensation insurance	209,000	24,000
Accrued rent	356,000	320,000
Employee withholdings	215,000	234,000
Client deposits	88,000	247,000
Unvouchered accounts payable	1,800,000	6,083,000
Other	231,000	54,000
Total accrued liabilities	$5,306,000	$10,192,000

9. EQUITY PLANS

As of December 28, 2012, the Company had two share-based compensation plans, which are described below. The Company may no longer grant awards under the 2006 Stock Incentive Plan. The compensation expense that has been recognized for stock options issued under these plans was $227,000, $201,000 and $235,000 for fiscal years 2012, 2011 and 2010, respectively.

9. EQUITY PLANS (Continued)

2006 STOCK INCENTIVE PLAN

In June 2006, the Company's board of directors adopted the 2006 Stock Incentive Plan ("2006 Plan") and it received stockholder approval. The Company re-submitted the 2006 Plan to its stockholders for post-IPO approval at the 2007 annual meeting of the stockholders and it was approved. The 2006 Plan will terminate ten years after the board of directors approved it and no additional awards were or will be granted under the 2006 Plan after the Company's shareholders approved the 2008 Plan (as defined below) in June 2008. The 2006 Plan had 300,000 shares of common stock reserved for issuance to the Company's directors, executives, officers, employees, consultants and advisors and currently has 193,500 shares of common stock reserved for issuance. Approximately 70,333 shares that were available for award grant purposes under the 2006 Plan have become available for grant under the 2008 Plan following shareholder approval of the 2008 Plan. Options granted under the 2006 Plan could be "non-statutory stock options" which expire no more than ten years from the date of grant or "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended. Upon exercise of non-statutory stock options, the Company is generally entitled to a tax deduction on the exercise of the option for an amount equal to the excess over the exercise price of the fair market value of the shares at the date of exercise. The Company is generally not entitled to any tax deduction on the exercise of an incentive stock option. Option awards provide for accelerated vesting if there is a change in control (as defined in the 2006 Plan). Through December 28, 2012, options granted, net of forfeitures and expirations, under the 2006 Plan consisted of 187,500 shares and 6,000 shares for incentive stock options and non-statutory stock options, respectively.

2008 PERFORMANCE INCENTIVE PLAN

In March 2008, the Company's board of directors adopted the 2008 Performance Incentive Plan ("2008 Plan"), and it received stockholder approval at the 2008 annual meeting of the stockholders in June 2008. The 2008 Plan will terminate ten years after the board of directors approved it. At the 2010 and 2012 annual meetings of the stockholders, the stockholders approved 350,000 and 500,000 share increases, respectively, to the 2008 Plan. The maximum number of shares of the Company's common stock that may be issued or transferred pursuant to awards under the 2008 Plan can also be increased by any shares subject to stock options granted under the 2006 Plan and outstanding as of June 9, 2008 which expire, or for any reason are cancelled or terminated, after June 9, 2008 without being exercised. The 2008 Plan currently has 1,406,500 shares of common stock reserved for issuance. Awards authorized by the 2008 Plan include stock options, stock appreciation rights, restricted stock, stock bonuses, stock units, performance stock, and other share-based awards. No participant may be granted an option to purchase more than 100,000 shares in any fiscal year. Options generally may not be granted with exercise prices less than fair market value at the date of grant, with vesting provisions and contractual terms determined by the compensation committee of the board of directors on a grant-by-grant basis. Options granted under the 2008 Plan may be "nonqualified stock options" or "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended. The maximum term of each option shall be 10 years. Upon exercise of nonqualified stock options, the Company is generally entitled to a tax deduction on the exercise of the option for an amount equal to the excess over the exercise price of the fair market value of the shares at the date of exercise. The Company is generally not entitled to any tax deduction on the exercise of an incentive stock option. Option awards provide for accelerated vesting if there is a change in control (as defined in the 2008

9. EQUITY PLANS (Continued)

Plan). Through December 28, 2012, options granted, net of forfeitures and exercises, under the 2008 Plan consisted of 687,900 shares and 111,000 shares for incentive stock options and non-statutory stock options, respectively.

The fair value of each option is calculated using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based upon historical volatility of "guideline companies" since the length of time the Company's shares have been publicly traded is shorter than the expected or contractual term of the options. The expected term of the option, taking into account both the contractual term of the option and the effects of employees' expected exercise and expected post-vesting termination behavior is estimated based upon the simplified method. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions are as follows:

	2012	2011	2010
Expected volatility	39%	39%-40%	39%
Expected dividends	0%	0%	0%
Expected term (in years)	5.75-6.00	5.75-6.00	5.75-6.00
Risk-free rate	0.65%-1.09%	0.88%-2.20%	1.48%-2.59%

A summary of option activity under the 2006 Plan and 2008 Plan as of December 28, 2012 and changes during the fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010 is presented below. The intrinsic value of the fully-vested options is $111,000, based on the Company's closing stock price of $2.23 on December 28, 2012.

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at December 30, 2011	912,000	$3.94	7.47
Granted	202,000	3.30	9.34
Exercised	(5,000)	1.81	6.73
Forfeited or expired	(117,000)	—	—
Outstanding at December 28, 2012	992,000	$3.86	6.95
Vested at December 28, 2012	700,000	$4.09	6.19
Exercisable at December 28, 2012	700,000	$4.09	6.19

9. EQUITY PLANS (Continued)

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at December 31, 2010	859,000	$3.90	8.26
Granted	86,000	4.02	9.44
Exercised	(3,000)	1.96	7.92
Forfeited or expired	(30,000)	—	—
Outstanding at December 30, 2011	912,000	$3.94	7.47
Vested at December 30, 2011	570,000	$4.61	6.84
Exercisable at December 30, 2011	570,000	$4.61	6.84

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding at January 1, 2010	566,000	$4.54	8.63
Granted	295,000	2.67	9.65
Exercised	(2,000)	1.65	8.58
Forfeited or expired	—	—	—
Outstanding at December 31, 2010	859,000	$3.90	8.26
Vested at December 31, 2010	356,000	$6.07	7.21
Exercisable at December 31, 2010	356,000	$6.07	7.21

A summary of the status of the Company's nonvested options and changes in nonvested options during the fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010, is presented below:

	Options	Weighted-Average Grant-Date Fair Value
Nonvested at December 30, 2011	341,000	$1.13
Granted	202,000	1.27
Vested	(212,000)	1.07
Forfeited	(38,000)	1.10
Nonvested at December 28, 2012	293,000	1.28

9. EQUITY PLANS (Continued)

	Options	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2010	503,000	$0.96
Granted	86,000	1.60
Vested	(232,000)	0.94
Forfeited	(16,000)	0.95
Nonvested at December 30, 2011	341,000	1.13

	Options	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	394,000	$1.24
Granted	295,000	1.06
Vested	(186,000)	1.72
Forfeited	—	—
Nonvested at December 31, 2010	503,000	0.96

As of December 28, 2012, there was $261,000 of total unrecognized compensation expense related to non-vested stock options. That expense is expected to be recognized over a weighted-average period of 1.79 years. There were no options granted that were immediately vested during the fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010.

AMENDED AND RESTATED 2006 EMPLOYEE STOCK PURCHASE PLAN

The Company adopted its Amended and Restated 2006 Employee Stock Purchase Plan to allow eligible employees the right to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. The plan received stockholder approval in June 2006. The Company re-submitted the plan to its stockholders for post-IPO approval at the 2007 annual stockholders' meeting where approval was obtained. A total of 300,000 shares of the Company's common stock have been reserved for issuance under the plan, with no more than 100,000 shares being issuable in any one calendar year.

The plan has semi-annual periods beginning on each January 1 and ending on each June 30 and beginning on each July 1 and ending on each December 31. The first offering period commenced on February 10, 2007 and ended on June 30, 2007.

Participants make contributions under the plan only by means of payroll deductions each payroll period. The accumulated contributions are applied to the purchase of shares. Shares are purchased under the plan on or as soon as practicable after, the last day of the offering period. The purchase price per share equals 95% of the fair market value of a share on the last day of such offering period.

9. EQUITY PLANS (Continued)

The Company's Amended and Restated 2006 Employee Stock Purchase Plan is a non-compensatory plan. As a result, stock-based compensation expense is not recognized in relation to this plan. As of December 28, 2012, there were 122,773 shares available for issuance under the plan.

10. DEBT OBLIGATIONS

Debt obligations, excluding obligations under capital leases (note 11), consist of the following:

	2012	2011
Outstanding borrowings on line of credit	$3,000,000	$256,000
Notes payable for vehicles, 36 month term, bearing interest at 1.9%, payable in monthly principal and interest installments of $6,000 through January 2014, secured by vehicles	78,000	147,000
Notes payable for insurance, 9 month term, bearing interest at 1.9%, payable in monthly principal and interest installments of $64,000 through August 2013, secured by vehicles	508,000	501,000
Other	42,000	29,000
	3,628,000	933,000
Less current portion	3,628,000	856,000
Debt obligations, less current portion	$ —	$ 77,000

The Company currently has a revolving credit agreement with Wells Fargo Bank, National Association ("Wells Fargo"), which was entered into on December 23, 2011 and became effective as of January 1, 2012. The credit agreement replaced the Company's prior credit facility with Wells Fargo that expired on January 1, 2012. There were $3.0 million of outstanding borrowings under this agreement as of December 28, 2012. The Company has also financed, from time to time, insurance premiums by entering into unsecured notes payable with insurance companies. During its annual insurance renewals in the fourth quarter of the fiscal year ended December 28, 2012, the Company elected to finance its insurance premiums for the upcoming fiscal year.

The Company's credit agreement with Wells Fargo provides for a $5.0 million revolving line of credit, including a $5.0 million standby letter of credit sub-facility, and matures on April 1, 2013. Loans made under the revolving line of credit will accrue interest at either (i) a floating rate equal to the prime rate in effect from time to time or (ii) a fixed rate of 2.25% above LIBOR, with the interest rate to be selected by the Company.

Borrowings under the revolving line of credit are guaranteed by all of the Company's subsidiaries except Public Agency Resources (the "Guarantors") and secured by all of the Company's and the Guarantors' accounts receivable and other rights to payment, general intangibles, inventory and equipment. Pursuant to the credit agreement, the Company also must pay a 0.25% fee on unused commitments and customary fees on any letters of credit drawn under the facility.

The credit agreement contains customary representations and affirmative covenants, including financial covenants that require the Company to maintain (i) net income after taxes of at least $250,000, measured on a rolling four quarter basis, without losses in two consecutive quarters; (ii) a

10. DEBT OBLIGATIONS (Continued)

maximum ratio of total funded debt (measured as the sum of all obligations for borrowed money, including subordinated debt, plus all capital lease obligations) to EBITDA of 1.75 to 1.00, measured quarterly on a rolling four quarter basis; and (iii) a minimum asset coverage ratio of 2.50 to 1.00 as of each quarter end, measured as unrestricted cash plus net-billed accounts receivables divided by amounts outstanding and issued letters of credit under the revolving line of credit.

The credit agreement also includes customary negative covenants, including (i) restrictions on the incurrence of additional indebtedness by the Company or the Guarantors other than purchase money indebtedness not to exceed $2.0 million and indebtedness existing on the date of the credit agreement, (ii) restrictions on the payment of dividends on the Company's stock and redemptions, repurchases or other acquisitions of the Company's stock, except that the Company can repurchase stock with an aggregate fair market value up to $5.0 million in any calendar year, and (iii) limitations on asset sales, mergers and acquisitions. In addition, the credit agreement includes customary events of default.

As of December 28, 2012, the Company breached the net income covenant under the credit agreement because it did not have net income of at least $250,000 measured on a rolling four quarter basis and it sustained net losses during two consecutive quarters in the past year. Additionally, the Company's ratio of total funded debt to EBITDA exceeds the limit permitted under the credit agreement. Because of these covenant breaches, the Company's ability to borrow additional amounts under the credit agreement is currently subject to Wells Fargo's discretion and Wells Fargo could choose to increase the interest rate by 4.0%, make the loans outstanding under the credit agreement immediately due and payable, and/or terminate its commitments to the Company under the credit agreement. Although the Company is seeking a waiver for these covenant breaches and to extend the maturity of the line of credit, Wells Fargo is not obligated to provide any waiver for current or future covenant breaches or modify the terms of the credit agreement. Wells Fargo may also refuse to renew the facility when it expires on April 1, 2013, and if they do so, the Company will have to repay the outstanding balance of $3.0 million.

Principal maturities on notes payable as of December 28, 2012 are as follows:

Fiscal year:	
2013	$3,628,000
	$3,628,000

11. COMMITMENTS

Leases

The Company is obligated under capital leases for certain furniture and office equipment that expire at various dates through the year 2015.

The Company also leases certain office facilities under non-cancelable operating leases that expire at various dates through the year 2016 and is committed under non-cancelable operating leases for the lease of computer equipment and automobiles through the year 2013 and 2014, respectively.

11. COMMITMENTS (Continued)

Future minimum rental payments under capital and non-cancelable operating leases are summarized as follows:

	Capital	Operating
Fiscal year:		
2013	$159,000	$3,388,000
2014	91,000	2,591,000
2015	37,000	913,000
2016	—	8,000
2017	—	—
Thereafter	—	—
Total future minimum lease payments	287,000	$6,900,000
Amount representing maintenance	(1,000)	
Amount representing interest (at rates ranging from 3.25% to 3.75%)	(10,000)	
Present value of net minimum lease payments under capital leases	276,000	
Less current portion	152,000	
	$124,000	

During the fiscal year ended December 28, 2012, the Company moved certain offices to new locations and closed certain virtual offices. As a result of the office closures and relocations, the Company recorded lease abandonment expense, net, of $26,000. This expense includes future rental obligations and other costs associated with the leased space net of the fair value of subleases. As of September 1, 2010, the Company turned over to the landlord a portion of its headquarters office space that was subleased by an entity that is owned by one of the Company's directors. Pursuant to the sublease agreement, this tenant paid the Company monthly rent of approximately $8,500, for a total of approximately $72,000 through August 31, 2010. The tenant had also paid the Company a proportionate share of certain operating expenses and taxes relating to the subleased space.

Rent expense and related charges for common area maintenance for all facility operating leases for fiscal years 2012, 2011 and 2010 was approximately $3,615,000, $3,627,000 and $3,116,000, respectively.

The following is a reconciliation of the liability for lease abandonment (recovery) expense for fiscal years 2012 and 2011:

	Fiscal 2012	Fiscal 2011
Liability for abandoned leases as of beginning of year	$ 327,000	$ 678,000
Lease abandonment expense (recovery), net	26,000	2,000
Lease payments on abandoned leases, net of sublease payments	(238,000)	(380,000)
Other	47,000	27,000
Liability for abandoned leases as of the end of the year	$ 162,000	$ 327,000

11. COMMITMENTS (Continued)

The current portion of the liability for abandoned leases is included in accrued liabilities and the non-current portion is included in deferred lease obligations in the accompanying consolidated balance sheets.

Employee Benefit Plans

The Company has a qualified profit sharing plan (the Plan) pursuant to Code Section 401(a) and qualified cash or deferred arrangement pursuant to Code Section 401(k) covering substantially all employees. Employees may elect to contribute up to 50% of compensation limited to the amount allowed by tax laws. Company contributions are made solely at the discretion of the Company's board of directors. The Company made matching contributions of approximately $248,000, $219,000 and $157,000 during fiscal years 2012, 2011 and 2010, respectively.

The Company has a discretionary bonus plan for regional managers, division managers and others as determined by the Company president. Bonuses are awarded if certain financial goals are achieved. The financial goals are not stated in the plan; rather they are judgmentally determined each year. In addition, the board of directors may declare discretionary bonuses to key employees and all employees are eligible for what the Company refers to as the "hot hand" bonus program, which pays awards for outstanding performance. The Company's compensation committee of the board of directors determines the compensation of the president. Bonus expense for fiscal years 2012, 2011 and 2010 totaled approximately $258,000, $1,602,000 and $403,000, respectively, of which approximately $52,000 and $944,000 is included in accrued liabilities at December 28, 2012 and December 30, 2011, respectively.

Post employment health benefits

In May 2006, the Company's board of directors approved providing lifetime health insurance coverage for Win Westfall, the Company's former chief executive officer and current chairman of the board of directors, and his spouse and for Linda Heil, the widow of the Company's former chief executive officer, Dan Heil. These benefits relate to past services provided to the Company. Accordingly, there is no unamortized compensation cost for the benefits.

Included in accrued liabilities in the accompanying consolidated balance sheets related to this obligation is the present value of expected payments for health insurance coverage, $143,000 as of December 28, 2012 and $158,000 as of December 30, 2011.

12. INCOME TAXES

The provision (benefit) for income taxes is comprised of:

	Fiscal Year		
	2012	2011	2010
Current federal (benefit) taxes	$ 88,000	$ (22,000)	$(80,000)
Current state taxes	77,000	58,000	32,000
Deferred federal taxes (benefit)	(1,830,000)	1,064,000	94,000
Deferred state taxes (benefit)	(418,000)	400,000	298,000
	$(2,083,000)	$1,500,000	$344,000

The provision (benefit) for income taxes reconciles to the amounts computed by applying the statutory federal tax rate of 34% to our income (loss) before income taxes. The sources and tax effects of the differences for fiscal years 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Computed "expected" federal income tax (benefit) expense	$(6,590,000)	$1,132,000	$1,042,000
Permanent differences	93,000	88,000	107,000
Current and deferred state income tax expense (benefit), net of federal benefit	(1,081,000)	302,000	217,000
Change in valuation allowances on deferred tax assets	5,473,000	—	(934,000)
Other	22,000	(22,000)	(88,000)
	$(2,083,000)	$1,500,000	$ 344,000

12. INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities are as follows:

	December 28, 2012	December 30, 2011	December 31, 2010
Current deferred tax assets:			
Accrued litigation judgment	$ —	$ —	$ 18,000
Accounts receivable allowance	119,000	171,000	382,000
Other accrued liabilities	866,000	895,000	794,000
Federal and state net operating losses	—	—	1,937,000
	985,000	1,066,000	3,131,000
Valuation allowance	(570,000)	—	—
Net deferred tax assets	415,000	1,066,000	3,131,000
Current deferred tax liabilities:			
Deferred revenue	(3,867,000)	(8,353,000)	(4,491,000)
Other	—	(62,000)	(47,000)
	(3,867,000)	(8,415,000)	(4,538,000)
Net current deferred tax liability	$(3,452,000)	$(7,349,000)	$(1,407,000)
Deferred tax assets, net of current portion:			
Federal and state net operating losses	$ 3,370,000	$ 5,680,000	$ 455,000
Equipment and leasehold improvement depreciation	—	—	42,000
Intangible assets	4,962,000	—	33,000
Other	143,000	72,000	121,000
	8,475,000	5,752,000	651,000
Valuation allowance	(4,903,000)	—	—
Net deferred tax assets	3,572,000	5,752,000	651,000
Deferred tax liabilities, net of current portion:			
Goodwill amortization	—	(460,000)	(29,000)
Fixed assets	(67,000)	(83,000)	—
Other	(53,000)	(109,000)	—
Net non-current deferred tax assets	$ 3,452,000	$ 5,100,000	$ 622,000

At December 28, 2012, the Company had federal and state operating loss carryovers of $8.3 million and $10.8 million, respectively. These carryovers expire through 2032 and 2033 for federal and state income taxes, respectively.

Management also believes that there are no material uncertain tax positions that would impact the accompanying consolidated financial statements. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The Company may be subject to examination by the Internal Revenue Service for calendar years 2009 through 2012. The Company may also be subject to examination on certain state and local jurisdictions for the years 2008 through 2012.

13. SEGMENT INFORMATION

The Company has four reporting segments: Engineering Services, Energy Efficiency Services, Public Finance Services and Homeland Security Services. The Engineering Services segment consists of Willdan Engineering and Public Agency Resources. The Engineering Services segment offers a broad range of engineering and planning services to our public and private sector clients. The Energy Efficiency Services segment, which consists of Willdan Energy Solutions, provides energy efficiency and sustainability consulting services to utilities, state agencies, municipalities, private industry and non-profit organizations. Prior to December 30, 2011, the energy efficiency and sustainability services were aggregated into the Engineering Services segment. Given the manner in which the chief operating decision maker reviews financial results and allocates resources, these services now compromise a separate reporting segment. Segment information for the comparable prior year period has been restated to conform to the Company's current segment presentation of four operating segments. The Public Finance Services segment, which consists of Willdan Financial Services, provides expertise and support for the various financing techniques employed by public agencies to finance their operations and infrastructure along with the mandated reporting and other requirements associated with these financings. The Homeland Security Services segment, which consists of Willdan Homeland Solutions, provides national preparedness, homeland security consulting, public safety and emergency response services to cities, related municipal service agencies and other entities.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. There were no intersegment sales in any of the three fiscal years ended December 28, 2012. Management evaluates the performance of each segment based upon income or loss from operations before income taxes. Certain segment asset information including expenditures for long-lived assets has not been presented as it is not reported to or reviewed by the chief operating decision maker. In addition, enterprise-wide service line contract revenue is not included as it is impracticable to report this information for each group of similar services.

13. SEGMENT INFORMATION (Continued)

Financial information with respect to the reportable segments and reconciliation to the amounts reported in the Company's consolidated financial statements follows:

	Engineering Services	Energy Efficiency Services	Public Finance Services	Homeland Security Services	Unallocated Corporate(2)(3)	Intersegment	Consolidated Total
Fiscal Year 2012:							
Contract revenue	$34,026,000	$ 45,549,000	$ 9,780,000	$4,088,000	$ —	$ —	$ 93,443,000
Depreciation and amortization	256,000	262,000	53,000	100,000	—	—	671,000
Interest expense (income)	50,000	52,000	1,000	3,000	—	—	106,000
Segment (loss) profit before income tax expense	(726,000)	(19,314,000)	930,000	(273,000)	—	—	(19,383,000)
Income tax (benefit) expense	(115,000)	(2,211,000)	344,000	(101,000)	—	—	(2,083,000)
Net (loss) income	(611,000)	(17,103,000)	586,000	(172,000)	—	—	(17,300,000)
Segment assets(1)	9,237,000	13,256,000	3,411,000	1,371,000	37,831,000	(23,129,000)	41,977,000
Fiscal Year 2011:							
Contract revenue	$33,850,000	$ 57,731,000	$ 9,687,000	$5,897,000	$ —	$ —	$107,165,000
Depreciation and amortization	372,000	306,000	67,000	132,000	—	—	877,000
Interest expense (income)	93,000	(21,000)	(5,000)	10,000	—	—	77,000
Segment (loss) profit before income tax expense	(158,000)	3,271,000	1,116,000	(299,000)	(600,000)	—	3,330,000
Income tax expense (benefit)	7,000	1,296,000	469,000	(67,000)	(205,000)	—	1,500,000
Net (loss) income	(165,000)	1,975,000	647,000	(232,000)	(395,000)	—	1,830,000
Segment assets(1)	9,667,000	39,416,000	4,008,000	2,010,000	32,339,000	(23,129,000)	64,311,000
Fiscal Year 2010:							
Contract revenue	33,012,000	29,211,000	10,364,000	5,309,000	—	—	77,896,000
Depreciation and amortization	597,000	179,000	152,000	114,000	—	—	1,042,000
Interest expense (income)	18,000	59,000	(20,000)	(3,000)	—	—	54,000
Segment (loss) profit before income tax expense	(31,000)	2,158,000	698,000	360,000	(121,000)	—	3,064,000
Income tax (benefit) expense	(224,000)	397,000	120,000	58,000	(7,000)	—	344,000
Net income (loss)	193,000	1,761,000	578,000	302,000	(114,000)(1)	—	2,720,000
Segment assets(1)	8,266,000	26,651,000	4,029,000	1,957,000	28,947,000	(20,396,000)	49,454,000

(1) Segment assets are presented net of intercompany receivables.

(2) The following sets forth the amounts included in the net loss that was Unallocated Corporate for fiscal years 2012, 2011 and 2010:

	2012	2011	2010
Unallocated net loss:			
Income tax benefit	$—	$ 205,000	$ 7,000
Other	—	(600,000)	(121,000)
	$—	$(395,000)	$(114 ,000)

(3) The following sets forth the assets that are included in Unallocated Corporate as of December 28, 2012, of December 30, 2011 and December 31, 2010.

	2012	2011	2010
Assets:			
Cash and cash equivalents	$ 9,881,000	$ 2,378,000	$ 6,169,000
Prepaid expenses	1,041,000	1,268,000	1,211,000
Intercompany receivables	113,615,000	117,937,000	114,703,000
Other receivables	49,000	41,000	75,000
Equipment and leasehold improvements, net	194,000	329,000	380,000
Investments in subsidiaries	23,130,000	23,130,000	20,396,000
Other	3,536,000	5,194,000	716,000
	$151,446,000	$150,277,000	$143,650,000

14. CONTINGENCIES

Claims and Lawsuits

The Company is subject to claims and lawsuits from time to time, including those alleging professional errors or omissions that arise in the ordinary course of business against firms that operate in the engineering and consulting professions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss.

In accordance with accounting standards regarding loss contingencies, the Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and discloses the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the Company's financial statements not to be misleading. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, the Company's evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of the Company's financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then the Company will disclose the nature of the loss contingencies, together with an estimate of the possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, and a reasonable estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be made, an adverse outcome from such proceedings could have a material adverse effect on the Company's earnings in any given reporting period. However, in the opinion of the Company's management, after consulting with legal counsel, and taking into account insurance coverage, the ultimate liability related to current outstanding claims and lawsuits is not expected to have a material adverse effect on the Company's financial statements.

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The tables below reflect selected quarterly information for the fiscal years ended December 28, 2012 and December 30, 2011.

	Fiscal Three Months Ended			
	March 30, 2012	June 29, 2012	September 28, 2012	December 28, 2012
	(in thousands except per share amounts)			
Contract revenue	$25,468	$ 23,481	$21,547	$22,947
(Loss) income from operations	(2,317)	(19,583)	1,420	1,225
Income tax (benefit) expense	(927)	(2,657)	593	908
Net (loss) income	(1,411)	(16,976)	787	300
(Loss) earnings per share:				
Basic and diluted	$ (0.19)	$ (2.33)	$ 0.11	$ 0.04
Weighted-average shares outstanding:				
Basic	7,291	7,297	7,315	7,335
Diluted	7,291	7,297	7,315	7,343

	Fiscal Three Months Ended			
	April 1, 2011	July 1, 2011	September 30, 2011	December 30, 2011
	(in thousands except per share amounts)			
Contract revenue	$22,742	$25,812	$28,605	$30,006
(Loss) income from operations	(280)	954	2,380	347
Income tax expense	—	199	203	1,098
Net (loss) income	(291)	735	2,165	(779)
(Loss) earnings per share:				
Basic	$ (0.04)	$ 0.10	$ 0.30	$ (0.11)
Diluted	$ (0.04)	$ 0.10	$ 0.29	$ (0.11)
Weighted-average shares outstanding:				
Basic	7,251	7,257	7,267	7,273
Diluted	7,251	7,471	7,468	7,273

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Corporate Headquarters
2401 East Katella Avenue, Suite 300
Anaheim, California 92806
714.940.6300

www.willdan.com

